PRESS RELEASE Second quarter and first half 2024 results With close to $10 billion adjusted net income in the first half, TotalEnergies advances its balanced transition strategy, with the support from its employees and shareholders 1 Paris, July 25, 2024 – The Board of Directors of TotalEnergies SE, chaired by CEO Patrick Pouyanné, met on July 24, 2024, to approve the second quarter 2024 financial statements. On the occasion, Patrick Pouyanné said: “TotalEnergies generated robust financial results in the second quarter, with adjusted net income of $4.7 billion and cash flow of $7.8 billion resulting in first half adjusted net income and cash flow of close to $10 billion and $16 billion, respectively. During the first half of 2024, TotalEnergies has completed important steps in advancing the balanced transition strategy presented to shareholders at our Investor Day in September 2023: - within the Oil & Gas pillar, TotalEnergies took final investment decision on several Upstream projects that are the stepping stones to achieve its objectives of growing upstream production by 2-3%/year and growing underlying cash flow: Kaminho in Angola, Sépia 2 and Atapu 2 in Brazil, Marsa LNG in Oman and the Ubeta gas project in Nigeria that supplies Nigeria LNG; - within the Integrated Power pillar, TotalEnergies has fortified its Integrated Power portfolio with the acquisition of several flexible assets that allow the Company to extract maximum value out of its renewable assets in three key markets: CCGTs in Texas and the UK, and a renewables aggregator and battery developer in Germany. During the second quarter, upstream production was 2.44 Mboe/d, benefiting from high availability of production facilities. Exploration & Production posted $2.7 billion of adjusted net operating income and $4.4 billion of cash flow, in line with the evolution of the oil and gas price environment. The Company further highgraded its portfolio, notably through acquisitions in Malaysia and deep offshore Congo, and divestments of mature assets in Nigeria, Congo, the UK and in Brunei. Integrated LNG posted adjusted net operating income and cash flow of $1.2 billion this quarter, reflecting the average LNG price. TotalEnergies actively continues to increase medium-term oil exposure within its LNG portfolio by signing two new mid-term Brent-indexed LNG sales contracts in Asia for 1.3 Mt/y. Integrated Power reported adjusted net operating income of $0.5 billion and cash flow of $0.6 billion with a return on capital employed above 10%. First half 2024 cash flow is $1.3 billion, in line with the annual guidance of more than $2.5 billion. Downstream posted adjusted net operating income of $1.0 billion and cash flow of $1.8 billion, wherein the less favorable refining margin environment was partially compensated by higher refinery utilization and sequential results from marketing activities benefitting from cheaper supply. During the quarter, TotalEnergies successfully issued conventional senior bonds on the US market totaling $4.25 billion, with a 27-year average maturity. The Board of Directors decided to retain flexibility on the format of its senior bonds issuances while also prioritizing long maturity. Comforted by robust results at mid-year, in line with 2024 objectives, the Board of Directors decided to maintain the second interim dividend at 0.79 €/share for fiscal year 2024, an increase close to 7% compared to 2023, and authorized the Company to buy back shares for up to $2 billion in the third quarter of 2024. The Board also highlighted the recent success of the Capital increase reserved for employees, which brings TotalEnergies’ employee ownership to more than 8% of the Company’s share capital, and the strong shareholder support for all the resolutions submitted to vote at the Annual General Meeting.” (1) Refer to Glossary pages 22 & 23 for the definitions and further information on alternative performance measures (Non-GAAP measures) and to page 19 and following for reconciliation tables. 2Q24 Change vs 1Q24 1H24 Change vs 1H23 Net income (TotalEnergies share) (B$) 3.8 -34% 9.5 -1% Adjusted net income (TotalEnergies share)(1) - in billions of dollars (B$) 4.7 -9% 9.8 -15% - in dollars per share 1.98 -8% 4.14 -10% Adjusted EBITDA(1) (B$) 11.1 -4% 22.6 -11% Cash flow from operations excluding working capital (CFFO)(1) (B$) 7.8 -5% 15.9 -12% Cash flow from operating activities (B$) 9.0 x4.2 11.2 -26% 1 Exhibit 99.12

1. Highlights (2)1 Social and environmental responsibility Ambition of giving access to clean cooking to 100 million people in Africa and India by 2030, announced at the Clean Cooking Summit organized by the IEA in Paris, Partnership with SLB on digital innovation and solarization, for a more sustainable energy Upstream Production start-up of Eldfisk North and Kristin South in Norway Launch of Kaminho, a 70,000 b/d oil project in the Kwanza basin, in Angola Launch of Sépia 2 and Atapu 2, two 225,000 b/d oil projects in Brazil Agreement on field development areas and securing of the FPSO hull in Block 58 in Suriname, key milestones toward a Final Investment Decision that is expected in the second half of 2024 Agreements with OMV and Sapura Upstream Assets to acquire 100% of SapuraOMV, an independent gas producer and operator, in Malaysia Agreement with Trident Energy for the acquisition of an additional 10% interest in the Moho field and disposal of Nkossa in Congo Agreement with Chappal Energies for the divestment from the 10% interest in the SPDC JV in Nigeria, while retaining gas economical interest to ensure NLNG gas supply Agreement with Hibiscus Petroleum Berhad for the divestment of the subsidiary in Brunei Agreement with The Prax Group for the divestment from the West of Shetland gas assets in the United Kingdom Acquisition of an interest in an offshore exploration block, in Sao Tome and Principe Downstream Acquisition of Tecoil, a lubricant used oil regeneration specialist based in Finland Integrated LNG Launch of the 1 Mt/y Marsa LNG project, a fully electrified and very low-emission (3 kg CO2/boe) LNG plant in Oman, supplied by a 300 MW solar farm Entry in Ruwais LNG, a low-emission LNG project in the United Arab Emirates Launch of the Ubeta onshore gas development to supply Nigeria LNG Acquisition of interests in the Dorado leases in the Eagle Ford shale gas play in Texas Signature of two LNG contracts to Asia: 0.8 Mt/y over 10 years to IOCL in India and 0.5 Mt/y over 5 years to Korea South East Power in South Korea Integrated Power Acquisition of a 1.3 GW gross capacity CCGT in the United Kingdom Award of a maritime lease to develop a 1.5 GW offshore wind farm in Germany Launch of a 100 MW battery storage project developed by Kyon Energy in Germany Launch of a joint-venture with SSE to grow electric mobility in the UK and Ireland Decarbonization and low-carbon molecules Agreement with Air Products for delivery of 70 kt/y of green hydrogen over 15 years, in the large-scale tender launched by the Company to decarbonize its European refineries Acquisition of 50% of a 795 MW offshore wind farm in the Netherlands, to produce green hydrogen to decarbonize TotalEnergies’ European refineries (2) Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements. 2

## 2. Key figures from TotalEnergies' consolidated financial statements [1]

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | In millions of dollars, except effective tax rate, earnings per share and number of shares | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 11,073 | 11,493 | 11,105 | - | Adjusted EBITDA [1] | 22,566 | 25,272 | -11% |
| 5,339 | 5,600 | 5,582 | -4% | Adjusted net operating income from business segments | 10,939 | 12,575 | -13% |
| 2,667 | 2,550 | 2,349 | +14% | Exploration & Production | 5,217 | 5,002 | +4% |
| 1,152 | 1,222 | 1,330 | -13% | Integrated LNG | 2,374 | 3,402 | -30% |
| 502 | 611 | 450 | +12% | Integrated Power | 1,113 | 820 | +36% |
| 639 | 962 | 1,004 | -36% | Refining & Chemicals | 1,601 | 2,622 | -39% |
| 379 | 255 | 449 | -16% | Marketing & Services | 634 | 729 | -13% |
| 636 | 621 | 662 | -4% | Contribution of equity affiliates to adjusted net income | 1,257 | 1,741 | -28% |
| 40.4% | 37.8% | 37.3% | | Effective tax rate [3] | 39.0% | 39.7% | |
| 4,672 | 5,112 | 4,956 | -6% | Adjusted net income (TotalEnergies share) [1] | 9,784 | 11,497 | -15% |
| 1.98 | 2.14 | 1.99 | -1% | Adjusted fully-diluted earnings per share (dollars) [4] | 4.14 | 4.61 | -10% |
| 1.85 | 1.97 | 1.84 | +1% | Adjusted fully-diluted earnings per share (euros) [5] | 3.82 | 4.27 | -11% |
| 2,328 | 2,352 | 2,448 | -5% | Fully-diluted weighted-average shares (millions) | 2,333 | 2,460 | -5% |
| 3,787 | 5,721 | 4,088 | -7% | Net income (TotalEnergies share) | 9,508 | 9,645 | -1% |
| 4,410 | 4,072 | 4,271 | +3% | Organic investments [1] | 8,482 | 7,704 | +10% |
| 220 | (500) | 320 | -31% | Acquisitions net of assets sales [1] | (280) | 3,307 | ns |
| 4,630 | 3,572 | 4,591 | +1% | Net investments [1] | 8,202 | 11,011 | -26% |
| 7,777 | 8,168 | 8,485 | -8% | Cash flow from operations excluding working capital (CFFO) [1] | 15,945 | 18,106 | -12% |
| 7,895 | 8,311 | 8,596 | -8% | Debt Adjusted Cash Flow (DACF) [1] | 16,207 | 18,371 | -12% |
| 9,007 | 2,169 | 9,900 | -9% | Cash flow from operating activities | 11,176 | 15,033 | -26% |

Gearing [1] of 10.2% at June 30, 2024 vs. 10.5% at March 31, 2024 and 11.1% at June 30, 2023

[3] Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
[4] In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bonds.
[5] Average €-$ exchange rate: 1.0767 in the 2nd quarter 2024, 1.0858 in the 1st quarter 2024, 1.0887 in the 2nd quarter 2023, 1.0813 in the 1st half 2024 and 1.0807 in the 1st half 2023.

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# 3. Key figures of environment, greenhouse gas emissions and production

## 3.1 Environment – liquids and gas price realizations, refining margins

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 85.0 | 83.2 | 78.1 | +9% | Brent ($/b) | 84.1 | 79.7 | +6% |
| 2.3 | 2.1 | 2.3 | - | Henry Hub ($/Mbtu) | 2.2 | 2.5 | -13% |
| 9.7 | 8.7 | 10.5 | -8% | NBP ($/Mbtu) | 9.2 | 13.3 | -31% |
| 11.2 | 9.3 | 10.9 | +3% | JKM ($/Mbtu) | 10.3 | 13.7 | -25% |
| 81.0 | 78.9 | 72.0 | +13% | Average price of liquids [(6),(7)] ($/b) Consolidated subsidiaries | 79.9 | 72.7 | +10% |
| 5.05 | 5.11 | 5.98 | -16% | Average price of gas [(6),(8)] ($/Mbtu) Consolidated subsidiaries | 5.08 | 7.48 | -32% |
| 9.32 | 9.58 | 9.84 | -5% | Average price of LNG [(6),(9)] ($/Mbtu) Consolidated subsidiaries and equity affiliates | 9.46 | 11.59 | -18% |
| 44.9 | 71.7 | 40.1 | +12% | European Refining Margin Marker (ERM) [(6),(10)] ($/t) | 58.3 | 65.5 | -11% |

## 3.2 Greenhouse gas emissions [(11)]

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | Scope 1+2 emissions ($MtCO_2e$) | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 7.7 | 8.2 | 9.1 | -15% | Scope 1+2 from operated facilities [(12)] | 15.9 | 18.2 | -13% |
| 7.0 | 7.1 | 8.0 | -13% | of which Oil & Gas | 14.1 | 15.6 | -10% |
| 0.7 | 1.1 | 1.1 | -36% | of which CCGT | 1.8 | 2.6 | -31% |
| 10.8 | 11.6 | 12.5 | -14% | Scope 1+2 - equity share | 22.5 | 25.3 | -11% |

Estimated quarterly emissions.

Scope 1+2 emissions from operated installations were down 6% quarter-to-quarter, thanks to the continuous decline in flaring emissions on Exploration & Production facilities and to the lower gas-fired power plants utilization rate in Europe in a context of lower demand.

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | Methane emissions ($ktCH_4$) | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 7 | 8 | 8 | -13% | Methane emissions from operated facilities | 15 | 18 | -17% |
| 8 | 9 | 10 | -20% | Methane emissions - equity share | 17 | 21 | -19% |

Estimated quarterly emissions.

| Scope 3 emissions ($MtCO_2e$) | 1H24 | 2023 |
|---|---|---|
| Scope 3 from Oil, Biofuels and Gas Worldwide [(13)] | est. 170 | 355 |

(6) Does not include oil, gas and LNG trading activities, respectively.
(7) Sales in $ / Sales in volume for consolidated affiliates.
(8) Sales in $ / Sales in volume for consolidated affiliates.
(9) Sales in $ / Sales in volume for consolidated and equity affiliates.
(10) This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.
(11) The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company's emissions or are considered as non-material and are therefore not counted.
(12) Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company's 2023 Universal Registration Document) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).
(13) TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the end use of energy products sold to the Company's customers, i.e., from their combustion, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales. The highest point for each value chain for 2024 will be evaluated considering realizations over the full year, TotalEnergies gradually providing quarterly estimates.

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## 3.3 Production [14]

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | Hydrocarbon production | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 2,441 | 2,461 | 2,471 | -1% | Hydrocarbon production (kboe/d) | 2,451 | 2,498 | -2% |
| 1,318 | 1,322 | 1,416 | -7% | Oil (including bitumen) (kb/d) | 1,320 | 1,407 | -6% |
| 1,123 | 1,139 | 1,055 | +6% | Gas (including condensates and associated NGL) (kboe/d) | 1,131 | 1,091 | +4% |
| 2,441 | 2,461 | 2,471 | -1% | Hydrocarbon production (kboe/d) | 2,451 | 2,498 | -2% |
| 1,477 | 1,482 | 1,571 | -6% | Liquids (kb/d) | 1,480 | 1,567 | -6% |
| 5,180 | 5,249 | 4,845 | +7% | Gas (Mcf/d) | 5,215 | 5,017 | +4% |

Hydrocarbon production was 2,441 thousand barrels of oil equivalent per day in the second quarter 2024, down 1% quarter-to-quarter, due to higher planned maintenance, notably in the North Sea.

Hydrocarbon production in the second quarter 2024 was up 3% year-on-year (excluding Canada) and was comprised of:

- +2% due to projects start-ups and ramp-ups, including Mero 2 in Brazil, Block 10 in Oman, Tommeliten Alpha and Eldfisk North in Norway, Akpo West in Nigeria and Absheron in Azerbaijan,
- +1% portfolio effect related to entry in the producing fields of Ratawi in Iraq and Dorado in the United States, partially offset by the divestment from Dunga in Kazakhstan,
- +3% due to the higher availability of production facilities,
- -3% due to the natural field decline.

When taking into account the Canadian oil sands assets disposals, production was down 1% year-on-year.

[14] Company production = E&P production + Integrated LNG production.

5

# 4. Analysis of business segments

## 4.1 Exploration & Production

### 4.1.1 Production

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | Hydrocarbon production | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 1,943 | 1,969 | 2,033 | -4% | EP (kboe/d) | 1,956 | 2,047 | -4% |
| 1,413 | 1,419 | 1,512 | -7% | Liquids (kb/d) | 1,416 | 1,506 | -6% |
| 2,829 | 2,937 | 2,778 | +2% | Gas (Mcf/d) | 2,883 | 2,895 | - |

### 4.1.2 Results

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | In millions of dollars, except effective tax rate | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 2,667 | 2,550 | 2,349 | +14% | Adjusted net operating income | 5,217 | 5,002 | +4% |
| 207 | 145 | 149 | +39% | including adjusted income from equity affiliates | 352 | 284 | +24% |
| 46.9% | 48.5% | 49.7% | | Effective tax rate [15] | 47.7% | 53.9% | |
| 2,585 | 2,041 | 2,424 | +7% | Organic investments [1] | 4,626 | 4,558 | +1% |
| 57 | 36 | 176 | -68% | Acquisitions net of assets sales [1] | 93 | 2,114 | -96% |
| 2,642 | 2,077 | 2,600 | +2% | Net investments [1] | 4,719 | 6,672 | -29% |
| 4,353 | 4,478 | 4,364 | - | Cash flow from operations excluding working capital (CFFO) [1] | 8,831 | 9,271 | -5% |
| 4,535 | 3,590 | 4,047 | +12% | Cash flow from operating activities | 8,125 | 8,583 | -5% |

Exploration & Production adjusted net operating income was $2,667 million in the second quarter 2024, up 5% quarter-to-quarter, driven by higher oil prices that were partially compensated by lower gas realizations and production.

Cash flow from operations excluding working capital (CFFO) was $4,353 million in the second quarter 2024, down 3% quarter-to-quarter. The difference in quarterly variation between adjusted net operating income and CFFO is mainly linked to the tax impact of an overlift position at the end of the quarter in Norway.

[15] Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

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## 4.2 Integrated LNG

### 4.2.1 Production

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | Hydrocarbon production for LNG | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 498 | 492 | 438 | +14% | Integrated LNG (kboe/d) | 495 | 451 | +10% |
| 64 | 63 | 59 | +10% | Liquids (kb/d) | 64 | 61 | +5% |
| 2,351 | 2,312 | 2,067 | +14% | Gas (Mcf/d) | 2,332 | 2,122 | +10% |

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | Liquefied Natural Gas in Mt | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 8.8 | 10.7 | 11.0 | -20% | Overall LNG sales | 19.5 | 22.0 | -12% |
| 3.6 | 4.2 | 3.6 | - | incl. Sales from equity production* | 7.8 | 7.6 | +3% |
| 7.6 | 9.3 | 10.0 | -24% | incl. Sales by TotalEnergies from equity production and third party purchases | 16.9 | 19.9 | -15% |

* The Company's equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG in the second quarter 2024 was up 1% quarter-to-quarter, notably linked to the entry into the Dorado gas field (Eagle Ford basin) in the United States early in the second quarter 2024.

LNG sales decreased by 18% quarter-to-quarter, notably due to lower spot purchases, in a context of lower LNG demand in Europe.

### 4.2.2 Results

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | In millions of dollars, except the average price of LNG | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 9.32 | 9.58 | 9.84 | -5% | Average price of LNG ($/Mbtu) * Consolidated subsidiaries and equity affiliates | 9.46 | 11.59 | -18% |
| 1,152 | 1,222 | 1,330 | -13% | Adjusted net operating income | 2,374 | 3,402 | -30% |
| 421 | 494 | 432 | -3% | including adjusted income from equity affiliates | 915 | 1,218 | -25% |
| 624 | 540 | 382 | +63% | Organic investments (1) | 1,164 | 779 | +49% |
| 198 | (12) | 205 | -3% | Acquisitions net of assets sales (1) | 186 | 964 | -81% |
| 822 | 528 | 587 | +40% | Net investments (1) | 1,350 | 1,743 | -23% |
| 1,220 | 1,348 | 1,801 | -32% | Cash flow from operations excluding working capital (CFFO) (1) | 2,568 | 3,882 | -34% |
| 431 | 1,710 | 1,332 | -68% | Cash flow from operating activities | 2,141 | 4,868 | -56% |

* Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.

Integrated LNG adjusted net operating income was $1,152 million in the second quarter 2024, down 6% quarter-to-quarter, linked to lower LNG prices and sales. Moreover, gas trading did not fully benefit in markets characterized by lower volatility than during first half of 2023.

Cash flow from operations excluding working capital (CFFO) was $1,220 million in the second quarter 2024, down 9% quarter-to-quarter, for the same reasons.

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## 4.3 Integrated Power

### 4.3.1 Productions, capacities, clients and sales

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | Integrated Power | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 9.1 | 9.6 | 8.2 | +10% | Net power production (TWh) * | 18.6 | 16.6 | +12% |
| 6.8 | 6.0 | 4.2 | +61% | o/w production from renewables | 12.8 | 8.1 | +59% |
| 2.2 | 3.6 | 4.0 | -44% | o/w production from gas flexible capacities | 5.8 | 8.5 | -32% |
| 19.6 | 19.5 | 13.2 | +48% | Portfolio of power generation net installed capacity (GW) ** | 19.6 | 13.2 | +48% |
| 13.8 | 13.7 | 8.9 | +54% | o/w renewables | 13.8 | 8.9 | +54% |
| 5.8 | 5.8 | 4.3 | +35% | o/w gas flexible capacities | 5.8 | 4.3 | +35% |
| 87.4 | 84.1 | 74.7 | +17% | Portfolio of renewable power generation gross capacity (GW) **,*** | 87.4 | 74.7 | +17% |
| 24.0 | 23.5 | 19.0 | +26% | o/w installed capacity | 24.0 | 19.0 | +26% |
| 6.0 | 6.0 | 6.0 | - | Clients power - BtB and BtC (Million) ** | 6.0 | 6.0 | - |
| 2.8 | 2.8 | 2.8 | - | Clients gas - BtB and BtC (Million) ** | 2.8 | 2.8 | - |
| 11.1 | 14.9 | 11.5 | -4% | Sales power - BtB and BtC (TWh) | 26.0 | 27.0 | -4% |
| 18.9 | 35.7 | 19.2 | -1% | Sales gas - BtB and BtC (TWh) | 54.6 | 56.4 | -3% |

* Solar, wind, hydroelectric and gas flexible capacities.
** End of period data.
*** Includes 20% of Adani Green Energy Ltd's gross capacity, 50% of Clearway Energy Group's gross capacity and 49% of Casa dos Ventos' gross capacity.

Net power production was 9.1 TWh in the second quarter 2024, down 5% quarter-to-quarter and linked to lower production from flexible gas assets due to lower demand in Europe, partially compensated by production from renewable sources, which was up 13%.

Gross installed renewable power generation capacity reached 24.0 GW at the end of the second quarter 2024, up 0.5 GW quarter-to-quarter and including 0.2 GW installed in the United States and 0.2 GW in India.

### 4.3.2 Results

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | In millions of dollars | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 502 | 611 | 450 | +12% | Adjusted net operating income | 1,113 | 820 | +36% |
| 35 | (39) | 23 | +52% | including adjusted income from equity affiliates | (4) | 79 | ns |
| 596 | 943 | 753 | -21% | Organic investments [(1)] | 1,539 | 1,330 | +16% |
| (88) | 735 | (42) | ns | Acquisitions net of assets sales [(1)] | 647 | 477 | +36% |
| 508 | 1,678 | 711 | -29% | Net investments [(1)] | 2,186 | 1,807 | +21% |
| 623 | 692 | 491 | +27% | Cash flow from operations excluding working capital (CFFO) [(1)] | 1,315 | 931 | +41% |
| 1,647 | (249) | 2,284 | -28% | Cash flow from operating activities | 1,398 | 999 | +40% |

Integrated Power adjusted net operating income was $502 million in the second quarter 2024, up 12% year-on-year, reflecting activity growth. The decrease in adjusted net operating income quarter-to-quarter reflects in particular the seasonality of electricity demand in Europe.

Cash flow from operations excluding working capital (CFFO) was $623 million, up 27% year-on-year and down 10% quarter-to-quarter, for the same reasons.

Integrated Power adjusted net operating income was $1,113 million in the first half 2024, up 36% year-on-year reflecting activity growth.
Cash flow from operations excluding working capital (CFFO) was $1,315 million, up 41% year-on-year, for the same reason.

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## 4.4 Downstream (Refining & Chemicals and Marketing & Services)

### 4.4.1 Results

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | In millions of dollars | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 1,018 | 1,217 | 1,453 | -30% | Adjusted net operating income | 2,235 | 3,351 | -33% |
| 568 | 520 | 686 | -17% | Organic investments (1) | 1,088 | 976 | +11% |
| 56 | (1,258) | (19) | ns | Acquisitions net of assets sales (1) | (1,202) | (248) | ns |
| 624 | (738) | 667 | -6% | Net investments (1) | (114) | 728 | ns |
| 1,776 | 1,770 | 2,085 | -15% | Cash flow from operations excluding working capital (CFFO) (1) | 3,546 | 4,274 | -17% |
| 3,191 | (2,237) | 2,588 | +23% | Cash flow from operating activities | 954 | 1,064 | -10% |

## 4.5 Refining & Chemicals

### 4.5.1 Refinery and petrochemicals throughput and utilization rates

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | Refinery throughput and utilization rate* | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 1,511 | 1,424 | 1,472 | +3% | Total refinery throughput (kb/d) | 1,468 | 1,437 | +2% |
| 430 | 382 | 364 | +18% | France | 406 | 360 | +13% |
| 636 | 618 | 601 | +6% | Rest of Europe | 627 | 598 | +5% |
| 446 | 424 | 507 | -12% | Rest of world | 435 | 479 | -9% |
| 84% | 79% | 82% | | Utilization rate based on crude only** | 82% | 80% | |

* Includes refineries in Africa reported in the Marketing & Services segment.
** Based on distillation capacity at the beginning of the year.

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | Petrochemicals production and utilization rate | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 1,248 | 1,287 | 1,157 | +8% | Monomers* (kt) | 2,535 | 2,452 | +3% |
| 1,109 | 1,076 | 963 | +15% | Polymers (kt) | 2,185 | 2,074 | +5% |
| 79% | 73% | 67% | | Steam cracker utilization rate** | 76% | 71% | |

* Olefins.
** Based on olefins production from steam crackers and their treatment capacity at the start of the year, excluding Lavera (divested) from 2nd quarter 2024.

Refining throughput was up 6% quarter-to-quarter in the second quarter, mainly due to lower planned maintenance. Utilization rate was 84.5% in the second quarter 2024.

9

### 4.5.2 Results

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | In millions of dollars, except ERM | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 44.9 | 71.7 | 40.1 | +12% | European Refining Margin Marker (ERM) ($/t) * | 58.3 | 65.5 | -11% |
| 639 | 962 | 1,004 | -36% | Adjusted net operating income | 1,601 | 2,622 | -39% |
| 382 | 419 | 454 | -16% | Organic investments (1) | 801 | 652 | +23% |
| (95) | (20) | (15) | ns | Acquisitions net of assets sales (1) | (115) | (10) | ns |
| 287 | 399 | 439 | -35% | Net investments (1) | 686 | 642 | +7% |
| 1,117 | 1,291 | 1,329 | -16% | Cash flow from operations excluding working capital (CFFO) (1) | 2,408 | 3,062 | -21% |
| 1,541 | (2,129) | 1,923 | -20% | Cash flow from operating activities | (588) | 1,072 | ns |

* This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

Refining & Chemicals adjusted net operating income was $639 million in the second quarter 2024, down 34% quarter-to-quarter, due to lower refining margins mainly in Europe (ERM was down 37% quarter-to-quarter) and the Middle East that were partially compensated by the increase in the refineries' utilization rate.

Cash flow from operations excluding working capital (CFFO) was $1,117 million, down 13% quarter-to-quarter, for the same reasons.

## 4.6 Marketing & Services

### 4.6.1 Petroleum product sales

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | Sales in kb/d* | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 1,363 | 1,312 | 1,397 | -2% | Total Marketing & Services sales | 1,338 | 1,379 | -3% |
| 773 | 715 | 799 | -3% | Europe | 744 | 778 | -4% |
| 591 | 597 | 598 | -1% | Rest of world | 594 | 600 | -1% |

* Excludes trading and bulk refining sales.

Sales of petroleum products in the second quarter 2024 were down year-on-year by 2%, mainly due to lower diesel demand in Europe that was partially compensated by higher activity in the aviation business.

### 4.6.2 Results

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | In millions of dollars | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 379 | 255 | 449 | -16% | Adjusted net operating income | 634 | 729 | -13% |
| 186 | 101 | 232 | -20% | Organic investments (1) | 287 | 324 | -11% |
| 151 | (1,238) | (4) | ns | Acquisitions net of assets sales (1) | (1,087) | (238) | ns |
| 337 | (1,137) | 228 | +48% | Net investments (1) | (800) | 86 | ns |
| 659 | 479 | 756 | -13% | Cash flow from operations excluding working capital (CFFO) (1) | 1,138 | 1,212 | -6% |
| 1,650 | (108) | 665 | x2.5 | Cash flow from operating activities | 1,542 | (8) | ns |

Marketing & Services adjusted net operating income was $379 million for the second quarter 2024, up 49% quarter-to-quarter, benefiting from higher margins due to lower refining margins.
Cash flow from operations excluding working capital (CFFO) was $659 million in the second quarter 2024, up 38% quarter-to-quarter for the same reason.

10

5. TotalEnergies results 5.1 Adjusted net operating income from business segments Adjusted net operating income from business segments was: $5,339 million in the second quarter 2024 versus $5,600 million in the first quarter 2024, mainly due to lower refining margins, $10,939 million in the first half 2024 versus $12,575 million in the first half 2023, linked to lower refining margins, and lower gas and LNG prices. 5.2 Adjusted net income (1) (TotalEnergies share) TotalEnergies adjusted net income was $4,672 million in the second quarter 2024 versus $5,112 million in the first quarter 2024, mainly due to lower refining margins. Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value. Adjustments to net income were ($885) million in the second quarter 2024 consisting mainly of ($0.3) billion in inventory effects and ($0.3) billion in effects of changes in fair value. TotalEnergies’ average tax rate was: 40.4% in the second quarter 2024 versus 37.8% in the first quarter 2024, notably due to the increase in the relative weight of Upstream in the Company’s results, 39.0% in the first half 2024 versus 39.7% a year ago, notably due to a lower Exploration & Production tax rate that is linked to lower European gas prices. 5.3 Adjusted earnings per share Adjusted diluted net earnings per share were: $1.98 in the second quarter 2024, based on 2,328 million weighted average diluted shares, compared to $2.14 in the first quarter 2024, $4.14 in the first half 2024, based on 2,333 million weighted average diluted shares, compared to $4.61 a year ago, As of June 30, 2024, the number of diluted shares was 2,328 million. TotalEnergies repurchased: 28.1 million shares in the second quarter 2024 for $2 billion, 58.7 million shares in the first half 2024 for $4 billion. 5.4 Acquisitions – asset sales Acquisitions were: $544 million in the second quarter 2024, primarily related to the acquisitions of a 20% interest in the Dorado gas field in the United States and of the German renewable energy aggregator Quadra Energy, $1,618 million in the first half 2024, related to the above elements as well as the acquisition of 1.5 GW of flexible gas capacity in Texas, battery storage developer Kyon in Germany, and Talos Low Carbon Solutions, in the carbon storage industry in the United States. Divestments were $324 million in the second quarter 2024, primarily related to the farmdown of the Seagreen offshore wind farm in the United Kingdom and the sale of petrochemical assets in Lavera, France, $1,898 million in the first half 2024, related to the above elements as well as the closing of the retail network transaction with Alimentation Couche-Tard in Belgium, Luxemburg, and the Netherlands, and the sale of a 15% interest in Absheron, in Azerbaijan. 11

## 5.5 Net cash flow [1]

TotalEnergies' net cash flow was:

- $3,147 million in the second quarter 2024 compared to $4,596 million in the first quarter 2024, reflecting the $391 million decrease in CFFO and the $1,058 million increase in net investments to $4,630 million in the second quarter 2024,
- $7,743 million in the first half 2024 compared to $7,095 million a year ago, reflecting the $2,161 million decrease in CFFO and the $2,809 million decrease in net investments to $8,202 million in the first half 2024,

2024 second quarter cash flow from operating activities was $9,007 million versus CFFO of $7,777 million, and was impacted by a decrease in working capital of $1.2 billion, mainly due to:

- $0.5 billion stock effect at the end of the quarter,
- ($1.7) billion decrease in working capital, of which ($0.6) billion linked to the seasonality of the gas and power retail business.

## 5.6 Profitability

Return on equity was 18.7% for the twelve months ended June 30, 2024.

| In millions of dollars | July 1, 2023<br>June 30, 2024 | April 1, 2023<br>March 31, 2024 | July 1, 2022<br>June 30, 2023 |
|---|---|---|---|
| Adjusted net income [1] | 21,769 | 22,047 | 29,351 |
| Average adjusted shareholders' equity | 116,286 | 115,835 | 116,329 |
| **Return on equity (ROE)** | **18.7%** | **19.0%** | **25.2%** |

Return on average capital employed [1] was 16.6% for the twelve months ended June 30, 2024.

| In millions of dollars | July 1, 2023<br>June 30, 2024 | April 1, 2023<br>March 31, 2024 | July 1, 2022<br>June 30, 2023 |
|---|---|---|---|
| Adjusted net operating income [1] | 23,030 | 23,278 | 30,776 |
| Average capital employed [1] | 138,776 | 140,662 | 137,204 |
| **ROACE [1]** | **16.6%** | **16.5%** | **22.4%** |

# 6. TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, amounted to:

- €4,555 million in the second quarter 2024, compared to €4,851 million in the second quarter 2023,
- €7,965 million in the first half 2024, compared to €7,040 million in the first half 2023,

# 7. Annual 2024 Sensitivities [16]

| | Change | Estimated impact on adjusted net operating income | Estimated impact on cash flow from operations |
|---|---|---|---|
| Dollar | +/- 0.1 $ per € | -/+ 0.1 B$ | ~0 B$ |
| Average liquids price [17] | +/- 10 $/b | +/- 2.3 B$ | +/- 2.8 B$ |
| European gas price - NBP / TTF | +/- 2 $/Mbtu | +/- 0.4 B$ | +/- 0.4 B$ |
| European Refining Margin Marker (ERM) | +/- 10 $/t | +/- 0.4 B$ | +/- 0.5 B$ |

[16] Sensitivities are revised once per year upon publication of the previous year's fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies' portfolio in 2024. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

[17] In a 80 $/b Brent environment.

12

8. Outlook Brent prices remain above $80/b at the start of the third quarter, with the OPEC+ countries having declared in early June 2024 the intention to continue their policy to sustain a stable oil market. Global refining margins, which have sharply decreased since the end of the first quarter 2024, remain impacted by low diesel demand in Europe, as well as by the market normalization following the disruption in Russian supply. Given the lower seasonal demand in Europe, European gas prices are expected to be between $8 and $10/Mbtu in the third quarter 2024. However, in a context of supply tensions, Asian LNG prices are above $12/Mbtu, supported by higher demand, notably in China and India. Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should be around $10/Mbtu in the third quarter 2024. Third quarter 2024 hydrocarbon production is expected to be between 2.4 and 2.45 Mboe/d. Start-up of Anchor, in the US Gulf of Mexico, is expected in the third quarter. The third quarter 2024 refining utilization rate is anticipated to be above 85%, benefiting from the restart of the Donges refinery in France. The Company confirms net investments guidance of $17-$18 billion in 2024, of which $5 billion are dedicated to Integrated Power. * * * * To listen to the conference call with Chairman & CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 2:30pm (Paris time), please log on to totalenergies.com or dial +33 (0) 1 70 91 87 04, +44 (0) 12 1281 8004 or +1 718 705 8796. The conference replay will be available on the Company's website totalenergies.com after the event. * * * * TotalEnergies contacts Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com 13

# 9. Operating information by segment

## 9.1 Company's production (Exploration & Production + Integrated LNG)

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | Combined liquids and gas production by region (kboe/d) | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 561 | 570 | 537 | +5% | Europe | 566 | 559 | +1% |
| 449 | 463 | 481 | -7% | Africa | 456 | 488 | -6% |
| 825 | 815 | 767 | +7% | Middle East and North Africa | 820 | 743 | +10% |
| 358 | 352 | 443 | -19% | Americas | 355 | 442 | -20% |
| 248 | 261 | 243 | +2% | Asia-Pacific | 254 | 266 | -4% |
| 2,441 | 2,461 | 2,471 | -1% | Total production | 2,451 | 2,498 | -2% |
| 359 | 346 | 338 | +6% | includes equity affiliates | 352 | 341 | +3% |

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | Liquids production by region (kb/d) | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 225 | 224 | 227 | -1% | Europe | 225 | 231 | -3% |
| 325 | 331 | 359 | -9% | Africa | 328 | 365 | -10% |
| 660 | 652 | 615 | +7% | Middle East and North Africa | 656 | 596 | +10% |
| 167 | 171 | 268 | -38% | Americas | 168 | 266 | -37% |
| 100 | 104 | 102 | -1% | Asia-Pacific | 103 | 109 | -6% |
| 1,477 | 1,482 | 1,571 | -6% | Total production | 1,480 | 1,567 | -6% |
| 150 | 154 | 153 | -2% | includes equity affiliates | 152 | 152 | - |

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | Gas production by region (Mcf/d) | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 1,814 | 1,869 | 1,671 | +9% | Europe | 1,841 | 1,774 | +4% |
| 620 | 648 | 610 | +2% | Africa | 634 | 612 | +4% |
| 904 | 896 | 834 | +8% | Middle East and North Africa | 900 | 803 | +12% |
| 1,061 | 1,003 | 976 | +9% | Americas | 1,032 | 985 | +5% |
| 781 | 833 | 754 | +4% | Asia-Pacific | 808 | 843 | -4% |
| 5,180 | 5,249 | 4,845 | +7% | Total production | 5,215 | 5,017 | +4% |
| 1,127 | 1,043 | 1,004 | +12% | includes equity affiliates | 1,085 | 1,029 | +5% |

14

## 9.2 Downstream (Refining & Chemicals and Marketing & Services)

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | Petroleum product sales by region (kb/d) | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 1,840 | 1,774 | 1,709 | +8% | Europe | 1,807 | 1,655 | +9% |
| 558 | 591 | 599 | -7% | Africa | 575 | 633 | -9% |
| 989 | 1,033 | 918 | +8% | Americas | 1,011 | 883 | +14% |
| 639 | 711 | 665 | -4% | Rest of world | 675 | 644 | +5% |
| 4,026 | 4,109 | 3,892 | +3% | Total consolidated sales | 4,068 | 3,815 | +7% |
| 397 | 401 | 424 | -7% | Includes bulk sales | 399 | 405 | -2% |
| 2,266 | 2,397 | 2,070 | +9% | Includes trading | 2,331 | 2,031 | +15% |

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | Petrochemicals production* (kt) | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| 900 | 990 | 1,026 | -12% | Europe | 1,890 | 2,073 | -9% |
| 756 | 645 | 619 | +22% | Americas | 1,401 | 1,226 | +14% |
| 702 | 727 | 475 | +48% | Middle East and Asia | 1,430 | 1,228 | +16% |

* Olefins, polymers.

15

## 9.3 Integrated Power

### 9.3.1 Net power production

| Net power production (TWh) | 2Q24 Solar | 2Q24 Onshore Wind | 2Q24 Offshore Wind | 2Q24 Gas | 2Q24 Others | 2Q24 Total | 1Q24 Solar | 1Q24 Onshore Wind | 1Q24 Offshore Wind | 1Q24 Gas | 1Q24 Others | 1Q24 Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| France | 0.2 | 0.2 | - | 0.4 | 0.0 | **0.8** | 0.1 | 0.2 | - | 1.8 | 0.0 | **2.2** |
| Rest of Europe | 0.1 | 0.4 | 0.4 | 0.4 | 0.1 | **1.4** | 0.1 | 0.6 | 0.6 | 0.7 | 0.1 | **2.0** |
| Africa | 0.0 | 0.0 | - | - | - | **0.0** | 0.0 | 0.0 | - | - | - | **0.0** |
| Middle East | 0.3 | - | - | 0.2 | - | **0.5** | 0.2 | - | - | 0.3 | - | **0.5** |
| North America | 0.9 | 0.6 | - | 1.2 | - | **2.8** | 0.5 | 0.5 | - | 0.7 | - | **1.8** |
| South America | 0.1 | 0.8 | - | - | - | **0.9** | 0.2 | 0.7 | - | - | - | **0.8** |
| India | 1.9 | 0.4 | - | - | - | **2.2** | 1.6 | 0.2 | - | - | - | **1.8** |
| Pacific Asia | 0.4 | 0.0 | 0.0 | - | - | **0.5** | 0.3 | 0.0 | 0.1 | - | - | **0.4** |
| **Total** | **3.9** | **2.3** | **0.5** | **2.2** | **0.1** | **9.1** | **2.9** | **2.3** | **0.7** | **3.6** | **0.1** | **9.6** |

### 9.3.2 Installed power generation net capacity

| Installed power generation net capacity (GW) [18] | 2Q24 Solar | 2Q24 Onshore Wind | 2Q24 Offshore Wind | 2Q24 Gas | 2Q24 Others | 2Q24 Total | 1Q24 Solar | 1Q24 Onshore Wind | 1Q24 Offshore Wind | 1Q24 Gas | 1Q24 Others | 1Q24 Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| France | 0.6 | 0.4 | - | 2.6 | 0.1 | **3.7** | 0.6 | 0.4 | - | 2.6 | 0.1 | **3.7** |
| Rest of Europe | 0.3 | 0.9 | 0.3 | 1.4 | 0.1 | **2.9** | 0.3 | 0.9 | 0.6 | 1.4 | 0.1 | **3.2** |
| Africa | 0.1 | 0.0 | - | - | 0.0 | **0.1** | 0.1 | 0.0 | - | - | 0.0 | **0.1** |
| Middle East | 0.4 | - | - | 0.3 | - | **0.8** | 0.4 | - | - | 0.3 | - | **0.7** |
| North America | 2.3 | 0.8 | - | 1.5 | 0.4 | **5.0** | 2.2 | 0.8 | - | 1.5 | 0.3 | **4.9** |
| South America | 0.4 | 0.9 | - | - | - | **1.2** | 0.4 | 0.9 | - | - | - | **1.2** |
| India | 4.2 | 0.5 | - | - | - | **4.7** | 4.0 | 0.5 | - | - | - | **4.5** |
| Pacific Asia | 1.1 | 0.0 | 0.1 | - | 0.0 | **1.2** | 1.0 | 0.0 | 0.1 | - | 0.0 | **1.1** |
| **Total** | **9.3** | **3.5** | **0.4** | **5.8** | **0.7** | **19.6** | **9.0** | **3.5** | **0.7** | **5.8** | **0.6** | **19.5** |

[18] End-of-period data.

16

## 9.3.3 Power generation gross capacity from renewables

| Installed power generation gross capacity from renewables (GW) [19],[20] | 2Q24 | | | | | 1Q24 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Solar | Onshore Wind | Offshore Wind | Other | **Total** | Solar | Onshore Wind | Offshore Wind | Other | **Total** |
| France | 1.1 | 0.7 | - | 0.2 | **2.0** | 0.9 | 0.7 | - | 0.1 | **1.7** |
| Rest of Europe | 0.3 | 1.1 | 1.1 | 0.2 | **2.7** | 0.3 | 1.1 | 1.1 | 0.2 | **2.7** |
| Africa | 0.1 | - | - | 0.0 | **0.1** | 0.1 | 0.0 | - | 0.0 | **0.2** |
| Middle East | 1.2 | - | - | - | **1.2** | 1.2 | - | - | - | **1.2** |
| North America | 5.2 | 2.2 | - | 0.7 | **8.1** | 5.2 | 2.2 | - | 0.6 | **8.0** |
| South America | 0.4 | 1.3 | - | - | **1.6** | 0.4 | 1.2 | - | - | **1.6** |
| India | 5.9 | 0.5 | - | - | **6.5** | 5.8 | 0.5 | - | - | **6.3** |
| Asia-Pacific | 1.5 | - | 0.3 | - | **1.8** | 1.5 | 0.0 | 0.3 | 0.0 | **1.8** |
| **Total** | **15.7** | **5.8** | **1.4** | **1.1** | **24.0** | **15.4** | **5.7** | **1.4** | **1.0** | **23.5** |

| Power generation gross capacity from renewables in construction (GW) [19],[20] | 2Q24 | | | | | 1Q24 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Solar | Onshore Wind | Offshore Wind | Other | **Total** | Solar | Onshore Wind | Offshore Wind | Other | **Total** |
| France | 0.1 | 0.0 | 0.0 | 0.0 | **0.2** | 0.1 | - | 0.0 | 0.0 | **0.2** |
| Rest of Europe | 0.4 | 0.2 | - | 0.1 | **0.6** | 0.4 | 0.0 | - | 0.1 | **0.5** |
| Africa | 0.3 | - | - | 0.1 | **0.4** | 0.3 | - | - | 0.1 | **0.4** |
| Middle East | 0.1 | - | - | - | **0.1** | 0.1 | - | - | - | **0.1** |
| North America | 1.7 | 0.0 | - | 0.3 | **2.0** | 1.6 | 0.0 | - | 0.2 | **1.8** |
| South America | 0.0 | 0.6 | - | - | **0.7** | 0.0 | 0.7 | - | 0.0 | **0.7** |
| India | 0.5 | 0.1 | - | - | **0.5** | 0.6 | 0.1 | - | - | **0.6** |
| Asia-Pacific | 0.0 | 0.0 | 0.4 | - | **0.4** | 0.1 | 0.0 | 0.4 | - | **0.4** |
| **Total** | **3.2** | **0.9** | **0.4** | **0.4** | **5.0** | **3.1** | **0.8** | **0.4** | **0.4** | **4.8** |

| Power generation gross capacity from renewables in development (GW) [19],[20] | 2Q24 | | | | | 1Q24 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Solar | Onshore Wind | Offshore Wind | Other | **Total** | Solar | Onshore Wind | Offshore Wind | Other | **Total** |
| France | 1.4 | 0.4 | - | 0.1 | **1.9** | 1.2 | 0.4 | - | 0.0 | **1.6** |
| Rest of Europe | 4.4 | 0.8 | 8.9 | 2.2 | **16.4** | 4.4 | 0.5 | 7.4 | 1.8 | **14.2** |
| Africa | 0.7 | 0.3 | - | - | **1.0** | 1.4 | 0.3 | - | 0.0 | **1.7** |
| Middle East | 1.8 | - | - | - | **1.8** | 1.7 | - | - | - | **1.7** |
| North America | 9.7 | 2.9 | 4.1 | 4.4 | **21.1** | 10.3 | 3.1 | 4.1 | 4.8 | **22.3** |
| South America | 2.1 | 1.2 | - | 0.2 | **3.4** | 1.5 | 1.2 | - | 0.1 | **2.8** |
| India | 4.5 | 0.2 | - | - | **4.7** | 4.5 | 0.2 | - | - | **4.7** |
| Asia-Pacific | 3.4 | 1.1 | 2.6 | 1.1 | **8.2** | 3.2 | 0.1 | 2.6 | 1.0 | **6.9** |
| **Total** | **28.0** | **6.8** | **15.6** | **8.0** | **58.5** | **28.2** | **5.8** | **14.1** | **7.7** | **55.9** |

(19) Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.
(20) End-of-period data.

17

## 10. Alternative Performance Measures (Non-GAAP measures)

### 10.1 Adjustment items to net income (TotalEnergies share)

| 2Q24 | 1Q24 | 2Q23 | In millions of dollars | 1H24 | 1H23 |
|---|---|---|---|---|---|
| **3,787** | **5,721** | **4,088** | **Net income (TotalEnergies share)** | **9,508** | **9,645** |
| (274) | 805 | (377) | Special items affecting net income (TotalEnergies share) | 531 | (536) |
| (110) | 1,507 | - | Gain (loss) on asset sales | 1,397 | 203 |
| (11) | - | (5) | Restructuring charges | (11) | (5) |
| - | (644) | (469) | Impairments | (644) | (529) |
| (153) | (58) | 97 | Other | (211) | (205) |
| (320) | 124 | (380) | After-tax inventory effect : FIFO vs. replacement cost | (196) | (771) |
| (291) | (320) | (111) | Effect of changes in fair value | (611) | (545) |
| **(885)** | **609** | **(868)** | **Total adjustments affecting net income** | **(276)** | **(1,852)** |
| **4,672** | **5,112** | **4,956** | **Adjusted net income (TotalEnergies share)** | **9,784** | **11,497** |

18

## 10.2 Reconciliation of adjusted EBITDA with consolidated financial statements

### 10.2.1 Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | In millions of dollars | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| **3,787** | **5,721** | **4,088** | -7% | **Net income (TotalEnergies share)** | **9,508** | **9,645** | -1% |
| 885 | (609) | 868 | +2% | Less: adjustment items to net income (TotalEnergies share) | 276 | 1,852 | -85% |
| **4,672** | **5,112** | **4,956** | -6% | **Adjusted net income (TotalEnergies share)** | **9,784** | **11,497** | -15% |
| | | | | *Adjusted items* | | | |
| 67 | 100 | 61 | +10% | Add: non-controlling interests | 167 | 135 | +24% |
| 2,977 | 2,991 | 2,715 | +10% | Add: income taxes | 5,968 | 6,805 | -12% |
| 2,962 | 2,942 | 2,959 | - | Add: depreciation, depletion and impairment of tangible assets and mineral interests | 5,904 | 5,985 | -1% |
| 87 | 92 | 92 | -5% | Add: amortization and impairment of intangible assets | 179 | 191 | -6% |
| 725 | 708 | 724 | - | Add: financial interest on debt | 1,433 | 1,434 | - |
| (417) | (452) | (402) | ns | Less: financial income and expense from cash & cash equivalents | (869) | (775) | ns |
| **11,073** | **11,493** | **11,105** | - | **Adjusted EBITDA** | **22,566** | **25,272** | -11% |

### 10.2.2 Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | In millions of dollars | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| | | | | *Adjusted items* | | | |
| 49,183 | 51,883 | 51,458 | -4% | Revenues from sales | 101,066 | 109,767 | -8% |
| (31,314) | (33,525) | (33,379) | ns | Purchases, net of inventory variation | (64,839) | (70,858) | ns |
| (7,664) | (7,580) | (7,754) | ns | Other operating expenses | (15,244) | (15,506) | ns |
| (97) | (88) | (62) | ns | Exploration costs | (185) | (156) | ns |
| 146 | 240 | 116 | +26% | Other income | 386 | 193 | +100% |
| (37) | (125) | (164) | ns | Other expense, excluding amortization and impairment of intangible assets | (162) | (202) | ns |
| 433 | 282 | 401 | +8% | Other financial income | 715 | 649 | +10% |
| (213) | (215) | (173) | ns | Other financial expense | (428) | (356) | ns |
| 636 | 621 | 662 | -4% | Net income (loss) from equity affiliates | 1,257 | 1,741 | -28% |
| **11,073** | **11,493** | **11,105** | - | **Adjusted EBITDA** | **22,566** | **25,272** | -11% |
| | | | | *Adjusted items* | | | |
| (2,962) | (2,942) | (2,959) | ns | Less: depreciation, depletion and impairment of tangible assets and mineral interests | (5,904) | (5,985) | ns |
| (87) | (92) | (92) | ns | Less: amortization of intangible assets | (179) | (191) | ns |
| (725) | (708) | (724) | ns | Less: financial interest on debt | (1,433) | (1,434) | ns |
| 417 | 452 | 402 | +4% | Add: financial income and expense from cash & cash equivalents | 869 | 775 | +12% |
| (2,977) | (2,991) | (2,715) | ns | Less: income taxes | (5,968) | (6,805) | ns |
| (67) | (100) | (61) | ns | Less: non-controlling interests | (167) | (135) | ns |
| (885) | 609 | (868) | ns | Add: adjustment (TotalEnergies share) | (276) | (1,852) | ns |
| **3,787** | **5,721** | **4,088** | -7% | **Net income (TotalEnergies share)** | **9,508** | **9,645** | -1% |

19

## 10.3 Investments – Divestments (TotalEnergies share)

Reconciliation of Cash flow used in investing activities to Net investments

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | In millions of dollars | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| **4,558** | **3,467** | **4,473** | *+2%* | **Cash flow used in investing activities ( a )** | **8,025** | **10,835** | *-26%* |
| - | - | - | *ns* | Other transactions with non-controlling interests ( b ) | - | - | *ns* |
| (29) | 3 | 18 | *ns* | Organic loan repayment from equity affiliates ( c ) | (26) | 12 | *ns* |
| - | - | 35 | *-100%* | Change in debt from renewable projects financing ( d ) * | - | 38 | *-100%* |
| 97 | 103 | 64 | *+52%* | Capex linked to capitalized leasing contracts ( e ) | 200 | 124 | *+61%* |
| 4 | (1) | 1 | *x4* | Expenditures related to carbon credits ( f ) | 3 | 2 | *+50%* |
| **4,630** | **3,572** | **4,591** | *+1%* | **Net investments ( a + b + c + d + e + f = g - i + h )** | **8,202** | **11,011** | *-26%* |
| 220 | (500) | 320 | *-31%* | of which acquisitions net of assets sales ( g-i ) | (280) | 3,307 | *ns* |
| 544 | 1,074 | 482 | *+13%* | Acquisitions ( g ) | 1,618 | 3,738 | *-57%* |
| 324 | 1,574 | 162 | *+99%* | Asset sales ( i ) | 1,898 | 431 | *x4.4* |
| - | - | (35) | *-100%* | Change in debt from renewable projects (partner share) | - | (38) | *-100%* |
| 4,410 | 4,072 | 4,271 | *+3%* | of which organic investments ( h ) | 8,482 | 7,704 | *+10%* |
| 101 | 145 | 328 | *-69%* | Capitalized exploration | 247 | 533 | *-54%* |
| 589 | 538 | 366 | *+61%* | Increase in non-current loans | 1,127 | 740 | *+52%* |
| (178) | (146) | (84) | *ns* | Repayment of non-current loans, excluding organic loan repayment from equity affiliates | (324) | (313) | *ns* |
| - | - | - | *ns* | Change in debt from renewable projects (TotalEnergies share) | - | - | *ns* |

* Change in debt from renewable projects (TotalEnergies share and partner share).

## 10.4 Cash flow (TotalEnergies share)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

| 2Q24 | 1Q24 | 2Q23 | 2Q24 vs 2Q23 | In millions of dollars | 1H24 | 1H23 | 1H24 vs 1H23 |
|---|---|---|---|---|---|---|---|
| **9,007** | **2,169** | **9,900** | *-9%* | **Cash flow from operating activities ( a )** | **11,176** | **15,033** | *-26%* |
| 1,669 | (6,121) | 1,720 | *-3%* | (Increase) decrease in working capital ( b ) * | (4,452) | (2,269) | *ns* |
| (468) | 125 | (252) | *ns* | Inventory effect ( c ) | (343) | (754) | *ns* |
| - | - | 35 | *-100%* | Capital gain from renewable project sales ( d ) | - | 38 | *-100%* |
| (29) | 3 | 18 | *ns* | Organic loan repayments from equity affiliates ( e ) | (26) | 12 | *ns* |
| **7,777** | **8,168** | **8,485** | *-8%* | **Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )** | **15,945** | **18,106** | *-12%* |
| (118) | (143) | (112) | *ns* | Financial charges | (262) | (265) | *ns* |
| **7,895** | **8,311** | **8,596** | *-8%* | **Debt Adjusted Cash Flow (DACF)** | **16,207** | **18,371** | *-12%* |
| 4,410 | 4,072 | 4,271 | *+3%* | Organic investments ( g ) | 8,482 | 7,704 | *+10%* |
| **3,367** | **4,096** | **4,213** | *-20%* | **Free cash flow after organic investments ( f - g )** | **7,463** | **10,402** | *-28%* |
| 4,630 | 3,572 | 4,591 | *+1%* | Net investments ( h ) | 8,202 | 11,011 | *-26%* |
| **3,147** | **4,596** | **3,894** | *-19%* | **Net cash flow ( f - h )** | **7,743** | **7,095** | *+9%* |

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments' contracts.

20

## 10.5 Gearing ratio

| In millions of dollars | 06/30/2024 | 03/31/2024 | 06/30/2023 |
|---|---|---|---|
| Current borrowings * | 9,358 | 16,068 | 13,980 |
| Other current financial liabilities | 461 | 481 | 443 |
| Current financial assets * ,** | (6,425) | (5,969) | (6,397) |
| Net financial assets classified as held for sale * | (61) | (11) | (41) |
| Non-current financial debt * | 34,726 | 30,452 | 33,387 |
| Non-current financial assets * | (1,166) | (1,165) | (1,264) |
| Cash and cash equivalents | (23,211) | (25,640) | (25,572) |
| **Net debt ( a )** | **13,682** | **14,216** | **14,536** |
| Shareholders' equity (TotalEnergies share) | 117,379 | 118,409 | 113,682 |
| Non-controlling interests | 2,648 | 2,734 | 2,770 |
| **Shareholders' equity (b)** | **120,027** | **121,143** | **116,452** |
| **Gearing = a / ( a+b )** | **10.2%** | **10.5%** | **11.1%** |
| *Leases (c)* | *8,012* | *8,013* | *8,090* |
| *Gearing including leases ( a+c ) / ( a+b+c )* | *15.3%* | *15.5%* | *16.3%* |

* Excludes leases receivables and leases debts.
** Including initial margins held as part of the Company's activities on organized markets.

## 10.6 Return on average capital employed

**Twelve months ended June 30, 2024**

| In millions of dollars | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Company |
|---|---|---|---|---|---|---|
| Adjusted net operating income | 11,157 | 5,172 | 2,146 | 3,633 | 1,363 | 23,030 |
| Capital employed at 06/30/2023 | 68,530 | 34,598 | 17,804 | 9,698 | 8,796 | 137,372 |
| Capital employed at 06/30/2024 | 65,809 | 38,708 | 21,861 | 8,728 | 6,954 | 140,180 |
| **ROACE** | **16.6%** | **14.1%** | **10.8%** | **39.4%** | **17.3%** | **16.6%** |

## 10.7 Payout

| In millions of dollars | 1H24 | 1H23 | 2023 |
|---|---|---|---|
| Dividend paid (parent company shareholders) | 3,756 | 3,686 | 7,517 |
| Repayment of treasury shares | 4,013 | 4,105 | 9,167 |
| **Payout ratio** | **45%** | **42%** | **46%** |

21

GLOSSARY Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities. Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector). Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items. Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below. Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities(v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE). Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders. Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements. Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments. Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet. Net cash flow is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks. Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary. Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling 22 interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth. Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder. Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers. 23

Disclaimer The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. This document does not constitute the half-year financial report, which will be separately published in accordance with article L. 451-1-2-III of the French Code monétaire et financier and applicable UK law, and available on the website totalenergies.com. This press release presents the results for the second quarter of 2024 and half-year 2024 from the consolidated financial statements of TotalEnergies SE as of June 30, 2024 (unaudited). The limited review procedures by the Statutory Auditors are underway. The notes to the consolidated financial statements (unaudited) are available on the website totalenergies.com. This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto. Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”). Additionally, the developments of environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law. Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, operating cash flow before working capital changes, the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies. These adjustment items include: (i) Special items Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent, or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years. (ii) The inventory valuation effect In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods. (iii) Effect of changes in fair value The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence. The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros. Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov. 24

TotalEnergies financial statements Second quarter and first half 2024 consolidated accounts, IFRS 25

## CONSOLIDATED STATEMENT OF INCOME

**TotalEnergies**

*(unaudited)*

| (M$)[a] | 2nd quarter 2024 | 1st quarter 2024 | 2nd quarter 2023 |
|---|---|---|---|
| **Sales** | **53,743** | **56,278** | **56,271** |
| Excise taxes | (4,560) | (4,395) | (4,737) |
| Revenues from sales | 49,183 | 51,883 | 51,534 |
| | | | |
| Purchases, net of inventory variation | (32,117) | (33,780) | (33,864) |
| Other operating expenses | (7,729) | (7,643) | (7,906) |
| Exploration costs | (97) | (88) | (62) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (2,976) | (2,942) | (3,106) |
| Other income | 3 | 1,758 | 116 |
| Other expense | (251) | (315) | (366) |
| | | | |
| Financial interest on debt | (725) | (708) | (724) |
| Financial income and expense from cash & cash equivalents | 408 | 472 | 510 |
| Cost of net debt | (317) | (236) | (214) |
| | | | |
| Other financial income | 459 | 306 | 413 |
| Other financial expense | (213) | (215) | (173) |
| | | | |
| Net income (loss) from equity affiliates | 627 | 18 | 267 |
| | | | |
| Income taxes | (2,725) | (2,942) | (2,487) |
| **Consolidated net income** | **3,847** | **5,804** | **4,152** |
| TotalEnergies share | 3,787 | 5,721 | 4,088 |
| Non-controlling interests | 60 | 83 | 64 |
| Earnings per share ($) | 1.61 | 2.42 | 1.65 |
| Fully-diluted earnings per share ($) | 1.60 | 2.40 | 1.64 |

*(a) Except for per share amounts.*

26

## CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

**TotalEnergies**

*(unaudited)*

| (M$) | 2nd quarter 2024 | 1st quarter 2024 | 2nd quarter 2023 |
|---|---|---|---|
| **Consolidated net income** | **3,847** | **5,804** | **4,152** |
| **Other comprehensive income** | | | |
| Actuarial gains and losses | 22 | (2) | 135 |
| Change in fair value of investments in equity instruments | 103 | 40 | (1) |
| Tax effect | (11) | (8) | (43) |
| Currency translation adjustment generated by the parent company | (683) | (1,506) | (57) |
| **Items not potentially reclassifiable to profit and loss** | **(569)** | **(1,476)** | **34** |
| Currency translation adjustment | 523 | 1,099 | (49) |
| Cash flow hedge | 593 | 807 | 689 |
| Variation of foreign currency basis spread | - | (15) | 11 |
| share of other comprehensive income of equity affiliates, net amount | (38) | (76) | 3 |
| Other | (2) | 2 | (4) |
| Tax effect | (153) | (219) | (136) |
| **Items potentially reclassifiable to profit and loss** | **923** | **1,598** | **514** |
| **Total other comprehensive income (net amount)** | **354** | **122** | **548** |
| **Comprehensive income** | **4,201** | **5,926** | **4,700** |
| *TotalEnergies share* | *4,134* | *5,870* | *4,676* |
| *Non-controlling interests* | *67* | *56* | *24* |

27

CONSOLIDATED STATEMENT OF INCOME TotalEnergies (unaudited) 1 st half 1 st half (M$)(a) 2024 2023 Sales 110,021 118,874 Excise taxes (8,955) (9,107) Revenues from sales 101,066 109,767 Purchases, net of inventory variation (65,897) (72,215) Other operating expenses (15,372) (15,691) Exploration costs (185) (154) Depreciation, depletion and impairment of tangible assets and mineral interests (5,918) (6,168) Other income 1,761 457 Other expense (566) (666) Financial interest on debt (1,433) (1,434) Financial income and expense from cash & cash equivalents 880 903 Cost of net debt (553) (531) Other financial income 765 671 Other financial expense (428) (356) Net income (loss) from equity affiliates 645 1,227 Income taxes (5,667) (6,558) Consolidated net income 9,651 9,783 TotalEnergies share 9,508 9,645 Non-controlling interests 143 138 Earnings per share ($) 4.04 3.88 Fully-diluted earnings per share ($) 4.02 3.86 (a) Except for per share amounts. 28

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME TotalEnergies (unaudited) 1 st half 1 st half (M$) 2024 2023 Consolidated net income 9,651 9,783 Other comprehensive income Actuarial gains and losses 20 138 Change in fair value of investments in equity instruments 143 3 Tax effect (19) (51) Currency translation adjustment generated by the parent company (2,189) 1,409 Items not potentially reclassifiable to profit and loss (2,045) 1,499 Currency translation adjustment 1,622 (1,299) Cash flow hedge 1,400 1,891 Variation of foreign currency basis spread (15) 8 share of other comprehensive income of equity affiliates, net amount (114) (95) Other - (1) Tax effect (372) (472) Items potentially reclassifiable to profit and loss 2,521 32 Total other comprehensive income (net amount) 476 1,531 Comprehensive income 10,127 11,314 TotalEnergies share 10,004 11,226 Non-controlling interests 123 88 29

## CONSOLIDATED BALANCE SHEET

**TotalEnergies**

| (M$) | June 30, 2024 (unaudited) | March 31, 2024 (unaudited) | December 31, 2023 | June 30, 2023 (unaudited) |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Non-current assets** | | | | |
| Intangible assets, net | 33,477 | 33,193 | 33,083 | 31,717 |
| Property, plant and equipment, net | 109,403 | 109,462 | 108,916 | 104,174 |
| Equity affiliates : investments and loans | 32,800 | 31,256 | 30,457 | 30,425 |
| Other investments | 1,740 | 1,895 | 1,543 | 1,190 |
| Non-current financial assets | 2,469 | 2,308 | 2,395 | 2,494 |
| Deferred income taxes | 3,568 | 3,165 | 3,418 | 3,649 |
| Other non-current assets | 4,235 | 4,328 | 4,313 | 2,573 |
| **Total non-current assets** | **187,692** | **185,607** | **184,125** | **176,222** |
| **Current assets** | | | | |
| Inventories, net | 20,189 | 20,229 | 19,317 | 18,785 |
| Accounts receivable, net | 20,647 | 24,198 | 23,442 | 22,163 |
| Other current assets | 20,014 | 20,615 | 20,821 | 23,111 |
| Current financial assets | 6,823 | 6,319 | 6,585 | 6,725 |
| Cash and cash equivalents | 23,211 | 25,640 | 27,263 | 25,572 |
| Assets classified as held for sale | 912 | 525 | 2,101 | 8,441 |
| **Total current assets** | **91,796** | **97,526** | **99,529** | **104,797** |
| **Total assets** | **279,488** | **283,133** | **283,654** | **281,019** |
| **LIABILITIES & SHAREHOLDERS' EQUITY** | | | | |
| **Shareholders' equity** | | | | |
| Common shares | 7,577 | 7,548 | 7,616 | 7,850 |
| Paid-in surplus and retained earnings | 130,688 | 129,937 | 126,857 | 123,511 |
| Currency translation adjustment | (14,415) | (14,167) | (13,701) | (12,859) |
| Treasury shares | (6,471) | (4,909) | (4,019) | (4,820) |
| **Total shareholders' equity - TotalEnergies share** | **117,379** | **118,409** | **116,753** | **113,682** |
| **Non-controlling interests** | **2,648** | **2,734** | **2,700** | **2,770** |
| **Total shareholders' equity** | **120,027** | **121,143** | **119,453** | **116,452** |
| **Non-current liabilities** | | | | |
| Deferred income taxes | 12,461 | 11,878 | 11,688 | 11,237 |
| Employee benefits | 1,819 | 1,941 | 1,993 | 1,872 |
| Provisions and other non-current liabilities | 20,295 | 20,961 | 21,257 | 21,295 |
| Non-current financial debt | 42,526 | 38,053 | 40,478 | 40,427 |
| **Total non-current liabilities** | **77,101** | **72,833** | **75,416** | **74,831** |
| **Current liabilities** | | | | |
| Accounts payable | 36,449 | 37,647 | 41,335 | 32,853 |
| Other creditors and accrued liabilities | 33,442 | 32,949 | 36,727 | 38,609 |
| Current borrowings | 11,271 | 17,973 | 9,590 | 15,542 |
| Other current financial liabilities | 461 | 481 | 446 | 443 |
| Liabilities directly associated with the assets classified as held for sale | 737 | 107 | 687 | 2,289 |
| **Total current liabilities** | **82,360** | **89,157** | **88,785** | **89,736** |
| **Total liabilities & shareholders' equity** | **279,488** | **283,133** | **283,654** | **281,019** |

30

# CONSOLIDATED STATEMENT OF CASH FLOW

**TotalEnergies**

*(unaudited)*

| (M$) | 2nd quarter 2024 | 1st quarter 2024 | 2nd quarter 2023 |
|---|---|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | |
| Consolidated net income | 3,847 | 5,804 | 4,152 |
| Depreciation, depletion, amortization and impairment | 3,080 | 3,036 | 3,195 |
| Non-current liabilities, valuation allowances and deferred taxes | (53) | 292 | 81 |
| (Gains) losses on disposals of assets | 182 | (1,610) | (70) |
| Undistributed affiliates' equity earnings | (250) | 288 | 383 |
| (Increase) decrease in working capital | 2,013 | (5,686) | 2,125 |
| Other changes, net | 188 | 45 | 34 |
| **Cash flow from operating activities** | **9,007** | **2,169** | **9,900** |
| **CASH FLOW USED IN INVESTING ACTIVITIES** | | | |
| Intangible assets and property, plant and equipment additions | (3,699) | (3,420) | (3,870) |
| Acquisitions of subsidiaries, net of cash acquired | (251) | (759) | (19) |
| Investments in equity affiliates and other securities | (481) | (488) | (522) |
| Increase in non-current loans | (621) | (538) | (366) |
| **Total expenditures** | **(5,052)** | **(5,205)** | **(4,777)** |
| Proceeds from disposals of intangible assets and property, plant and equipment | 44 | 337 | 31 |
| Proceeds from disposals of subsidiaries, net of cash sold | 213 | 1,218 | 38 |
| Proceeds from disposals of non-current investments | 56 | 34 | 133 |
| Repayment of non-current loans | 181 | 149 | 102 |
| **Total divestments** | **494** | **1,738** | **304** |
| **Cash flow used in investing activities** | **(4,558)** | **(3,467)** | **(4,473)** |
| **CASH FLOW USED IN FINANCING ACTIVITIES** | | | |
| Issuance (repayment) of shares: | | | |
| - Parent company shareholders | 521 | - | 383 |
| - Treasury shares | (2,007) | (2,006) | (2,002) |
| Dividends paid: | | | |
| - Parent company shareholders | (1,853) | (1,903) | (1,842) |
| - Non-controlling interests | (127) | (6) | (105) |
| Net issuance (repayment) of perpetual subordinated notes | (1,622) | - | (1,081) |
| Payments on perpetual subordinated notes | (50) | (159) | (80) |
| Other transactions with non-controlling interests | (19) | (17) | (13) |
| Net issuance (repayment) of non-current debt | 4,319 | 42 | (14) |
| Increase (decrease) in current borrowings | (5,453) | 3,536 | (4,111) |
| Increase (decrease) in current financial assets and liabilities | (530) | 271 | 990 |
| **Cash flow from (used in) financing activities** | **(6,821)** | **(242)** | **(7,875)** |
| **Net increase (decrease) in cash and cash equivalents** | **(2,372)** | **(1,540)** | **(2,448)** |
| Effect of exchange rates | (57) | (83) | 35 |
| Cash and cash equivalents at the beginning of the period | 25,640 | 27,263 | 27,985 |
| **Cash and cash equivalents at the end of the period** | **23,211** | **25,640** | **25,572** |

31

CONSOLIDATED STATEMENT OF CASH FLOW TotalEnergies (unaudited) 1 st half 1 st half (M$) 2024 2023 CASH FLOW FROM OPERATING ACTIVITIES Consolidated net income 9,651 9,783 Depreciation, depletion, amortization and impairment 6,116 6,382 Non-current liabilities, valuation allowances and deferred taxes 239 395 (Gains) losses on disposals of assets (1,428) (322) Undistributed affiliates' equity earnings 38 34 (Increase) decrease in working capital (3,673) (1,294) Other changes, net 233 55 Cash flow from operating activities 11,176 15,033 CASH FLOW USED IN INVESTING ACTIVITIES Intangible assets and property, plant and equipment additions (7,119) (8,838) Acquisitions of subsidiaries, net of cash acquired (1,010) (155) Investments in equity affiliates and other securities (969) (1,929) Increase in non-current loans (1,159) (755) Total expenditures (10,257) (11,677) Proceeds from disposals of intangible assets and property, plant and equipment 381 99 Proceeds from disposals of subsidiaries, net of cash sold 1,431 221 Proceeds from disposals of non-current investments 90 182 Repayment of non-current loans 330 340 Total divestments 2,232 842 Cash flow used in investing activities (8,025) (10,835) CASH FLOW USED IN FINANCING ACTIVITIES Issuance (repayment) of shares: - Parent company shareholders 521 383 - Treasury shares (4,013) (4,105) Dividends paid: - Parent company shareholders (3,756) (3,686) - Non-controlling interests (133) (126) Net issuance (repayment) of perpetual subordinated notes (1,622) (1,081) Payments on perpetual subordinated notes (209) (238) Other transactions with non-controlling interests (36) (99) Net issuance (repayment) of non-current debt 4,361 104 Increase (decrease) in current borrowings (1,917) (5,385) Increase (decrease) in current financial assets and liabilities (259) 2,384 Cash flow from (used in) financing activities (7,063) (11,849) Net increase (decrease) in cash and cash equivalents (3,912) (7,651) Effect of exchange rates (140) 197 Cash and cash equivalents at the beginning of the period 27,263 33,026 Cash and cash equivalents at the end of the period 23,211 25,572 32

# CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

**TotalEnergies**

*(unaudited)*

| (M$) | Common shares issued | | Paid-in surplus and retained earnings | Currency translation adjustment | Treasury shares | | Shareholders' equity - TotalEnergies Share | Non-controlling interests | Total shareholders' equity |
|---|---|---|---|---|---|---|---|---|---|
| | Number | Amount | | | Number | Amount | | | |
| **As of January 1, 2023** | **2,619,131,285** | **8,163** | **123,951** | **(12,836)** | **(137,187,667)** | **(7,554)** | **111,724** | **2,846** | **114,570** |
| Net income of the first half 2023 | - | - | 9,645 | - | - | - | 9,645 | 138 | 9,783 |
| Other comprehensive income | - | - | 1,576 | 5 | - | - | 1,581 | (50) | 1,531 |
| **Comprehensive Income** | - | - | **11,221** | **5** | - | - | **11,226** | **88** | **11,314** |
| Dividend | - | - | (3,868) | - | - | - | (3,868) | (126) | (3,994) |
| Issuance of common shares | 8,002,155 | 22 | 361 | - | - | - | 383 | - | 383 |
| Purchase of treasury shares | - | - | - | - | (66,647,852) | (4,705) | (4,705) | - | (4,705) |
| Sale of treasury shares[a] | - | - | (396) | - | 6,461,256 | 396 | - | - | - |
| Share-based payments | - | - | 172 | - | - | - | 172 | - | 172 |
| Share cancellation | (128,869,261) | (335) | (6,708) | - | 128,869,261 | 7,043 | - | - | - |
| Net issuance (repayment) of perpetual subordinated notes | - | - | (1,107) | - | - | - | (1,107) | - | (1,107) |
| Payments on perpetual subordinated notes | - | - | (151) | - | - | - | (151) | - | (151) |
| Other operations with non-controlling interests | - | - | 39 | (28) | - | - | 11 | (38) | (27) |
| Other items | - | - | (3) | - | - | - | (3) | - | (3) |
| **As of June 30, 2023** | **2,498,264,179** | **7,850** | **123,511** | **(12,859)** | **(68,505,002)** | **(4,820)** | **113,682** | **2,770** | **116,452** |
| Net income of the second half 2023 | - | - | 11,739 | - | - | - | 11,739 | (12) | 11,727 |
| Other comprehensive income | - | - | 411 | (842) | - | - | (431) | 7 | (424) |
| **Comprehensive Income** | - | - | **12,150** | **(842)** | - | - | **11,308** | **(5)** | **11,303** |
| Dividend | - | - | (3,743) | - | - | - | (3,743) | (185) | (3,928) |
| Issuance of common shares | - | - | - | - | - | - | - | - | - |
| Purchase of treasury shares | - | - | - | - | (78,052,725) | (4,462) | (4,462) | - | (4,462) |
| Sale of treasury shares[a] | - | - | - | - | 2,170 | - | - | - | - |
| Share-based payments | - | - | 119 | - | - | - | 119 | - | 119 |
| Share cancellation | (86,012,344) | (234) | (5,029) | - | 86,012,344 | 5,263 | - | - | - |
| Net issuance (repayment) of perpetual subordinated notes | - | - | - | - | - | - | - | - | - |
| Payments on perpetual subordinated notes | - | - | (143) | - | - | - | (143) | - | (143) |
| Other operations with non-controlling interests | - | - | (9) | - | - | - | (9) | 123 | 114 |
| Other items | - | - | 1 | - | - | - | 1 | (3) | (2) |
| **As of December 31, 2023** | **2,412,251,835** | **7,616** | **126,857** | **(13,701)** | **(60,543,213)** | **(4,019)** | **116,753** | **2,700** | **119,453** |
| Net income of the first half 2024 | - | - | 9,508 | - | - | - | 9,508 | 143 | 9,651 |
| Other comprehensive income | - | - | 1,210 | (714) | - | - | 496 | (20) | 476 |
| **Comprehensive Income** | - | - | **10,718** | **(714)** | - | - | **10,004** | **123** | **10,127** |
| Dividend | - | - | (3,929) | - | - | - | (3,929) | (133) | (4,062) |
| Issuance of common shares | 10,833,187 | 29 | 492 | - | - | - | 521 | - | 521 |
| Purchase of treasury shares | - | - | - | - | (58,719,028) | (4,513) | (4,513) | - | (4,513) |
| Sale of treasury shares[a] | - | - | (397) | - | 6,065,491 | 397 | - | - | - |
| Share-based payments | - | - | 356 | - | - | - | 356 | - | 356 |
| Share cancellation | (25,405,361) | (68) | (1,596) | - | 25,405,361 | 1,664 | - | - | - |
| Net issuance (repayment) of perpetual subordinated notes | - | - | (1,679) | - | - | - | (1,679) | - | (1,679) |
| Payments on perpetual subordinated notes | - | - | (135) | - | - | - | (135) | - | (135) |
| Other operations with non-controlling interests | - | - | - | - | - | - | - | (36) | (36) |
| Other items | - | - | 1 | - | - | - | 1 | (6) | (5) |
| **As of June 30, 2024** | **2,397,679,661** | **7,577** | **130,688** | **(14,415)** | **(87,791,389)** | **(6,471)** | **117,379** | **2,648** | **120,027** |

[a] *Treasury shares related to the performance share grants.*

33

## INFORMATION BY BUSINESS SEGMENT

**TotalEnergies**

*(unaudited)*

| 2nd quarter 2024<br>(M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 1,416 | 1,986 | 4,464 | 24,516 | 21,358 | 3 | - | 53,743 |
| Intersegment sales | 9,796 | 2,111 | 369 | 8,203 | 164 | 77 | (20,720) | - |
| Excise taxes | - | - | - | (208) | (4,352) | - | - | (4,560) |
| **Revenues from sales** | **11,212** | **4,097** | **4,833** | **32,511** | **17,170** | **80** | **(20,720)** | **49,183** |
| Operating expenses | (4,669) | (2,922) | (4,506) | (31,647) | (16,601) | (318) | 20,720 | (39,943) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (1,907) | (310) | (105) | (416) | (208) | (30) | - | (2,976) |
| Net income (loss) from equity affiliates and other items | 141 | 526 | 26 | (13) | (84) | 29 | - | 625 |
| Tax on net operating income | (2,163) | (251) | (79) | (60) | (101) | (23) | - | (2,677) |
| Adjustments [(a)] | (53) | (12) | (333) | (264) | (203) | (9) | - | (874) |
| **Adjusted net operating income** | **2,667** | **1,152** | **502** | **639** | **379** | **(253)** | **-** | **5,086** |
| Adjustments [(a)] | | | | | | | | (874) |
| Net cost of net debt | | | | | | | | (365) |
| Non-controlling interests | | | | | | | | (60) |
| **Net income - TotalEnergies share** | | | | | | | | **3,787** |

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

| 2nd quarter 2024<br>(M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| Total expenditures | 2,697 | 844 | 769 | 443 | 259 | 40 | - | 5,052 |
| Total divestments | 149 | 29 | 261 | 127 | (78) | 6 | - | 494 |
| Cash flow from operating activities | 4,535 | 431 | 1,647 | 1,541 | 1,650 | (797) | - | 9,007 |

34

## INFORMATION BY BUSINESS SEGMENT

**TotalEnergies**

*(unaudited)*

| 1st quarter 2024 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 1,318 | 2,659 | 7,082 | 24,533 | 20,671 | 15 | - | 56,278 |
| Intersegment sales | 9,735 | 3,495 | 790 | 8,143 | 269 | 63 | (22,495) | - |
| Excise taxes | - | - | - | (170) | (4,225) | - | - | (4,395) |
| **Revenues from sales** | **11,053** | **6,154** | **7,872** | **32,506** | **16,715** | **78** | **(22,495)** | **51,883** |
| Operating expenses | (4,444) | (4,784) | (7,565) | (30,888) | (16,096) | (229) | 22,495 | (41,511) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (1,917) | (321) | (97) | (376) | (206) | (25) | - | (2,942) |
| Net income (loss) from equity affiliates and other items | 97 | 495 | (615) | 68 | 1,480 | 27 | - | 1,552 |
| Tax on net operating income | (2,261) | (284) | (40) | (255) | (108) | 55 | - | (2,893) |
| Adjustments [(a)] | (22) | 38 | (1,056) | 93 | 1,530 | (4) | - | 579 |
| **Adjusted net operating income** | **2,550** | **1,222** | **611** | **962** | **255** | **(90)** | **-** | **5,510** |
| Adjustments [(a)] | | | | | | | | 579 |
| Net cost of net debt | | | | | | | | (285) |
| Non-controlling interests | | | | | | | | (83) |
| **Net income - TotalEnergies share** | | | | | | | | **5,721** |

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

| 1st quarter 2024 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| Total expenditures | 2,294 | 565 | 1,739 | 435 | 144 | 28 | - | 5,205 |
| Total divestments | 306 | 50 | 62 | 38 | 1,281 | 1 | - | 1,738 |
| Cash flow from operating activities | 3,590 | 1,710 | (249) | (2,129) | (108) | (645) | - | 2,169 |

35

## INFORMATION BY BUSINESS SEGMENT

**TotalEnergies**

*(unaudited)*

| 2nd quarter 2023 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 1,434 | 2,020 | 6,249 | 24,849 | 21,712 | 7 | - | 56,271 |
| Intersegment sales | 10,108 | 2,778 | 670 | 8,630 | 201 | 64 | (22,451) | - |
| Excise taxes | - | - | - | (231) | (4,506) | - | - | (4,737) |
| **Revenues from sales** | **11,542** | **4,798** | **6,919** | **33,248** | **17,407** | **71** | **(22,451)** | **51,534** |
| Operating expenses | (5,162) | (3,797) | (6,334) | (32,042) | (16,672) | (276) | 22,451 | (41,832) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (2,117) | (277) | (51) | (394) | (241) | (26) | - | (3,106) |
| Net income (loss) from equity affiliates and other items | (15) | 472 | (250) | 3 | 64 | (17) | - | 257 |
| Tax on net operating income | (1,889) | (137) | (41) | (187) | (162) | (40) | - | (2,456) |
| Adjustments [(a)] | 10 | (271) | (207) | (376) | (53) | (40) | - | (937) |
| **Adjusted net operating income** | **2,349** | **1,330** | **450** | **1,004** | **449** | **(248)** | **-** | **5,334** |
| Adjustments [(a)] | | | | | | | | (937) |
| Net cost of net debt | | | | | | | | (245) |
| Non-controlling interests | | | | | | | | (64) |
| **Net income - TotalEnergies share** | | | | | | | | **4,088** |

*[(a)] Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

| 2nd quarter 2023 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| Total expenditures | 2,569 | 626 | 807 | 489 | 256 | 30 | - | 4,777 |
| Total divestments | 26 | 45 | 149 | 52 | 28 | 4 | - | 304 |
| Cash flow from operating activities | 4,047 | 1,332 | 2,284 | 1,923 | 665 | (351) | - | 9,900 |

36

## INFORMATION BY BUSINESS SEGMENT

**TotalEnergies**

*(unaudited)*

| 1st half 2024 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 2,734 | 4,645 | 11,546 | 49,049 | 42,029 | 18 | - | 110,021 |
| Intersegment sales | 19,531 | 5,606 | 1,159 | 16,346 | 433 | 140 | (43,215) | - |
| Excise taxes | - | - | - | (378) | (8,577) | - | - | (8,955) |
| **Revenues from sales** | **22,265** | **10,251** | **12,705** | **65,017** | **33,885** | **158** | **(43,215)** | **101,066** |
| Operating expenses | (9,113) | (7,706) | (12,071) | (62,535) | (32,697) | (547) | 43,215 | (81,454) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (3,824) | (631) | (202) | (792) | (414) | (55) | - | (5,918) |
| Net income (loss) from equity affiliates and other items | 238 | 1,021 | (589) | 55 | 1,396 | 56 | - | 2,177 |
| Tax on net operating income | (4,424) | (535) | (119) | (315) | (209) | 32 | - | (5,570) |
| Adjustments [(a)] | (75) | 26 | (1,389) | (171) | 1,327 | (13) | - | (295) |
| **Adjusted net operating income** | **5,217** | **2,374** | **1,113** | **1,601** | **634** | **(343)** | **-** | **10,596** |
| Adjustments [(a)] | | | | | | | | (295) |
| Net cost of net debt | | | | | | | | (650) |
| Non-controlling interests | | | | | | | | (143) |
| **Net income - TotalEnergies share** | | | | | | | | **9,508** |

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

| 1st half 2024 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| Total expenditures | 4,991 | 1,409 | 2,508 | 878 | 403 | 68 | - | 10,257 |
| Total divestments | 455 | 79 | 323 | 165 | 1,203 | 7 | - | 2,232 |
| Cash flow from operating activities | 8,125 | 2,141 | 1,398 | (588) | 1,542 | (1,442) | - | 11,176 |

37

## INFORMATION BY BUSINESS SEGMENT

**TotalEnergies**

*(unaudited)*

| 1st half 2023 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 3,388 | 6,892 | 14,804 | 49,704 | 44,071 | 15 | - | 118,874 |
| Intersegment sales | 20,836 | 8,777 | 2,355 | 17,691 | 321 | 121 | (50,101) | - |
| Excise taxes | - | - | - | (415) | (8,692) | - | - | (9,107) |
| **Revenues from sales** | **24,224** | **15,669** | **17,159** | **66,980** | **35,700** | **136** | **(50,101)** | **109,767** |
| Operating expenses | (9,924) | (13,242) | (16,165) | (63,934) | (34,459) | (437) | 50,101 | (88,060) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (4,183) | (565) | (98) | (808) | (465) | (49) | - | (6,168) |
| Net income (loss) from equity affiliates and other items | 53 | 1,276 | (320) | 55 | 307 | (38) | - | 1,333 |
| Tax on net operating income | (5,287) | (342) | (152) | (512) | (281) | 23 | - | (6,551) |
| Adjustments [a] | (119) | (606) | (396) | (841) | 73 | (40) | - | (1,929) |
| **Adjusted operating income** | **5,002** | **3,402** | **820** | **2,622** | **729** | **(325)** | **-** | **12,250** |
| Adjustments [a] | | | | | | | | (1,929) |
| Net cost of net debt | | | | | | | | (538) |
| Non-controlling interests | | | | | | | | (138) |
| **Net income - TotalEnergies share** | | | | | | | | **9,645** |

[a] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

| 1st half 2023 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| Total expenditures | 6,621 | 1,821 | 2,041 | 714 | 415 | 65 | - | 11,677 |
| Total divestments | 57 | 94 | 298 | 60 | 329 | 4 | - | 842 |
| Cash flow from operating activities | 8,583 | 4,868 | 999 | 1,072 | (8) | (481) | - | 15,033 |

38

Non GAAP Financial Measures 39

Alternative Performance Measures (Non-GAAP)
**TotalEnergies**
*(unaudited)*

## 1. Reconciliation of cash flow used in investing activities to Net investments

### 1.1 Exploration & Production

| 2nd quarter 2024 | 1st quarter 2024 | 2nd quarter 2023 | 2nd quarter 2024 vs 2nd quarter 2023 | (in millions of dollars) | 6 months 2024 | 6 months 2023 | 6 months 2024 vs 6 months 2023 |
|---|---|---|---|---|---|---|---|
| **2,548** | **1,988** | **2,543** | **ns** | **Cash flow used in investing activities ( a )** | **4,536** | **6,564** | **-31%** |
| - | - | - | ns | Other transactions with non-controlling interests ( b ) | - | - | ns |
| - | - | - | ns | Organic loan repayment from equity affiliates ( c ) | - | - | ns |
| - | - | - | ns | Change in debt from renewable projects financing ( d )* | - | - | ns |
| 90 | 90 | 56 | 61% | Capex linked to capitalized leasing contracts ( e ) | 180 | 106 | 70% |
| 4 | (1) | 1 | x4 | Expenditures related to carbon credits ( f ) | 3 | 2 | 50% |
| **2,642** | **2,077** | **2,600** | **2%** | **Net investments ( a + b + c + d + e + f = g - i + h )** | **4,719** | **6,672** | **-29%** |
| 57 | 36 | 176 | -68% | of which net acquisitions of assets sales ( g - i ) | 93 | 2,114 | -96% |
| 160 | 327 | 179 | -11% | Acquisitions ( g ) | 487 | 2,125 | -77% |
| 103 | 291 | 3 | x34.3 | Assets sales ( i ) | 394 | 11 | x35.8 |
| - | - | - | ns | Change in debt from renewable projects (partner share) | - | - | ns |
| **2,585** | **2,041** | **2,424** | **7%** | **of which organic investments ( h )** | **4,626** | **4,558** | **1%** |
| 88 | 136 | 325 | -73% | Capitalized exploration | 225 | 529 | -58% |
| 67 | 42 | 17 | x3.9 | Increase in non-current loans | 109 | 61 | 79% |
| (46) | (15) | (23) | ns | Repayment of non-current loans, excluding organic loan repayment from equity affiliates | (61) | (46) | ns |
| - | - | - | ns | Change in debt from renewable projects (TotalEnergies share) | - | - | ns |

*Change in debt from renewable projects (TotalEnergies share and partner share)

### 1.2 Integrated LNG

| 2nd quarter 2024 | 1st quarter 2024 | 2nd quarter 2023 | 2nd quarter 2024 vs 2nd quarter 2023 | (in millions of dollars) | 6 months 2024 | 6 months 2023 | 6 months 2024 vs 6 months 2023 |
|---|---|---|---|---|---|---|---|
| **815** | **515** | **581** | **40%** | **Cash flow used in investing activities ( a )** | **1,330** | **1,727** | **-23%** |
| | | | ns | Other transactions with non-controlling interests ( b ) | | | ns |
| | 1 | | ns | Organic loan repayment from equity affiliates ( c ) | 1 | 2 | -50% |
| | | | ns | Change in debt from renewable projects financing ( d )* | | | ns |
| 7 | 12 | 6 | 17% | Capex linked to capitalized leasing contracts ( e ) | 19 | 14 | 36% |
| | | | ns | Expenditures related to carbon credits ( f ) | | | ns |
| **822** | **528** | **587** | **40%** | **Net investments ( a + b + c + d + e + f = g - i + h )** | **1,350** | **1,743** | **-23%** |
| 198 | (12) | 205 | -3% | of which net acquisitions of assets sales ( g - i ) | 186 | 964 | -81% |
| 199 | | 224 | -11% | Acquisitions ( g ) | 199 | 993 | -80% |
| 1 | 12 | 19 | -95% | Assets sales ( i ) | 13 | 29 | -55% |
| | | | ns | Change in debt from renewable projects (partner share) | | | ns |
| **624** | **540** | **382** | **63%** | **of which organic investments ( h )** | **1,164** | **779** | **49%** |
| 13 | 9 | 3 | x4.3 | Capitalized exploration | 22 | 4 | x5.5 |
| 153 | 173 | 95 | 61% | Increase in non-current loans | 326 | 238 | 37% |
| (42) | (37) | (26) | ns | Repayment of non-current loans, excluding organic loan repayment from equity affiliates | (79) | (64) | ns |
| | | | ns | Change in debt from renewable projects (TotalEnergies share) | | | ns |

*Change in debt from renewable projects (TotalEnergies share and partner share)

40

Alternative Performance Measures (Non-GAAP)
**TotalEnergies**
*(unaudited)*

### 1.3 Integrated Power

| 2nd quarter 2024 | 1st quarter 2024 | 2nd quarter 2023 | 2nd quarter 2024 vs 2nd quarter 2023 | (in millions of dollars) | 6 months 2024 | 6 months 2023 | 6 months 2024 vs 6 months 2023 |
|---|---|---|---|---|---|---|---|
| **508** | **1,677** | **658** | **-23%** | **Cash flow used in investing activities ( a )** | **2,185** | **1,743** | **25%** |
| - | - | - | ns | Other transactions with non-controlling interests ( b ) | - | - | ns |
| - | - | 16 | ns | Organic loan repayment from equity affiliates ( c ) | - | 22 | ns |
| - | - | 35 | ns | Change in debt from renewable projects financing ( d )* | - | 38 | ns |
| - | 1 | 2 | ns | Capex linked to capitalized leasing contracts ( e ) | 1 | 4 | -75% |
| - | - | - | ns | Expenditures related to carbon credits ( f ) | - | - | ns |
| **508** | **1,678** | **711** | **-29%** | **Net investments ( a + b + c + d + e + f = g - i + h )** | **2,186** | **1,807** | **21%** |
| (88) | 735 | (42) | ns | of which net acquisitions of assets sales ( g - i ) | 647 | 477 | 36% |
| 142 | 736 | 45 | x3.2 | Acquisitions ( g ) | 878 | 582 | 51% |
| 230 | 1 | 87 | x2.6 | Assets sales ( i ) | 231 | 105 | x2.2 |
| | | (35) | ns | Change in debt from renewable projects (partner share) | | (38) | ns |
| **596** | **943** | **753** | **-21%** | **of which organic investments ( h )** | **1,539** | **1,330** | **16%** |
| - | - | - | ns | Capitalized exploration | - | - | ns |
| 239 | 305 | 182 | 31% | Increase in non-current loans | 544 | 345 | 58% |
| (31) | (61) | (11) | ns | Repayment of non-current loans, excluding organic loan repayment from equity affiliates | (92) | (132) | ns |
| - | - | - | ns | Change in debt from renewable projects (TotalEnergies share) | - | - | ns |

*Change in debt from renewable projects (TotalEnergies share and partner share)

### 1.4 Refining & Chemicals

| 2nd quarter 2024 | 1st quarter 2024 | 2nd quarter 2023 | 2nd quarter 2024 vs 2nd quarter 2023 | (in millions of dollars) | 6 months 2024 | 6 months 2023 | 6 months 2024 vs 6 months 2023 |
|---|---|---|---|---|---|---|---|
| **316** | **397** | **437** | **-28%** | **Cash flow used in investing activities ( a )** | **713** | **654** | **9%** |
| - | - | - | ns | Other transactions with non-controlling interests ( b ) | - | - | ns |
| (29) | 2 | 2 | ns | Organic loan repayment from equity affiliates ( c ) | (27) | (12) | ns |
| - | - | - | ns | Change in debt from renewable projects financing ( d )* | - | - | ns |
| - | - | - | ns | Capex linked to capitalized leasing contracts ( e ) | - | - | ns |
| - | - | - | ns | Expenditures related to carbon credits ( f ) | - | - | ns |
| **287** | **399** | **439** | **-35%** | **Net investments ( a + b + c + d + e + f = g - i + h )** | **686** | **642** | **7%** |
| (95) | (20) | (15) | ns | of which net acquisitions of assets sales ( g - i ) | (115) | (10) | ns |
| 26 | 9 | 27 | -4% | Acquisitions ( g ) | 35 | 31 | 13% |
| 121 | 29 | 42 | x2.9 | Assets sales ( i ) | 150 | 41 | x3.7 |
| - | - | - | ns | Change in debt from renewable projects (partner share) | - | - | ns |
| **382** | **419** | **454** | **-16%** | **of which organic investments ( h )** | **801** | **652** | **23%** |
| - | - | - | ns | Capitalized exploration | - | - | ns |
| 58 | 7 | 27 | x2.1 | Increase in non-current loans | 65 | 38 | 71% |
| (3) | (7) | (8) | ns | Repayment of non-current loans, excluding organic loan repayment from equity affiliates | (10) | (16) | ns |
| - | - | - | ns | Change in debt from renewable projects (TotalEnergies share) | - | - | ns |

*Change in debt from renewable projects (TotalEnergies share and partner share)

41

Alternative Performance Measures (Non-GAAP)
**TotalEnergies**
*(unaudited)*

### 1.5 Marketing & Services

| 2nd quarter 2024 | 1st quarter 2024 | 2nd quarter 2023 | 2nd quarter 2024 vs 2nd quarter 2023 | (in millions of dollars) | 6 months 2024 | 6 months 2023 | 6 months 2024 vs 6 months 2023 |
|---|---|---|---|---|---|---|---|
| **337** | **(1,137)** | **228** | **48%** | **Cash flow used in investing activities ( a )** | **(800)** | **86** | **ns** |
| - | - | - | ns | Other transactions with non-controlling interests ( b ) | - | - | ns |
| - | - | - | ns | Organic loan repayment from equity affiliates ( c ) | - | - | ns |
| - | - | - | ns | Change in debt from renewable projects financing ( d ) * | - | - | ns |
| - | - | - | ns | Capex linked to capitalized leasing contracts ( e ) | - | - | ns |
| - | - | - | ns | Expenditures related to carbon credits ( f ) | - | - | ns |
| **337** | **(1,137)** | **228** | **48%** | **Net investments ( a + b + c + d + e + f = g - i + h )** | **(800)** | **86** | **ns** |
| 151 | (1,238) | (4) | ns | of which net acquisitions of assets sales ( g - i ) | (1,087) | (238) | ns |
| 17 | 2 | 7 | x2.4 | Acquisitions ( g ) | 19 | 7 | x2.7 |
| (134) | 1,240 | 11 | ns | Assets sales ( i ) | 1,106 | 245 | x4.5 |
| | | | ns | Change in debt from renewable projects (partner share) | | | ns |
| **186** | **101** | **232** | **-20%** | **of which organic investments ( h )** | **287** | **324** | **-11%** |
| - | - | - | ns | Capitalized exploration | - | - | ns |
| 57 | 11 | 26 | x2.2 | Increase in non-current loans | 68 | 37 | 84% |
| (53) | (26) | (12) | ns | Repayment of non-current loans, excluding organic loan repayment from equity affiliates | (79) | (51) | ns |
| - | - | - | ns | Change in debt from renewable projects (TotalEnergies share) | - | - | ns |

*Change in debt from renewable projects (TotalEnergies share and partner share)

## 2. Reconciliation of cash flow from operating activities to CFFO

### 2.1 Exploration & Production

| 2nd quarter 2024 | 1st quarter 2024 | 2nd quarter 2023 | 2nd quarter 2024 vs 2nd quarter 2023 | (in millions of dollars) | 6 months 2024 | 6 months 2023 | 6 months 2024 vs 6 months 2023 |
|---|---|---|---|---|---|---|---|
| **4,535** | **3,590** | **4,047** | **12%** | **Cash flow from operating activities ( a )** | **8,125** | **8,583** | **-5%** |
| 182 | (888) | (317) | ns | (Increase) decrease in working capital ( b ) | (706) | (688) | ns |
| - | - | - | ns | Inventory effect ( c ) | - | - | ns |
| - | - | - | ns | Capital gain from renewable project sales ( d ) | - | - | ns |
| - | - | - | ns | Organic loan repayments from equity affiliates ( e ) | - | - | ns |
| **4,353** | **4,478** | **4,364** | **ns** | **Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )** | **8,831** | **9,271** | **-5%** |

42

Alternative Performance Measures (Non-GAAP)
TotalEnergies
*(unaudited)*

### 2.2 Integrated LNG

| 2nd quarter 2024 | 1st quarter 2024 | 2nd quarter 2023 | 2nd quarter 2024 vs 2nd quarter 2023 | (in millions of dollars) | 6 months 2024 | 6 months 2023 | 6 months 2024 vs 6 months 2023 |
|---|---|---|---|---|---|---|---|
| 431 | 1,710 | 1,332 | -68% | **Cash flow from operating activities ( a )** | 2,141 | 4,868 | -56% |
| (789) | 363 | (469) | ns | (Increase) decrease in working capital ( b ) * | (426) | 987 | ns |
| - | - | - | ns | Inventory effect ( c ) | - | - | ns |
| - | - | - | ns | Capital gain from renewable project sales ( d ) | - | - | ns |
| - | 1 | - | ns | Organic loan repayments from equity affiliates ( e ) | 1 | 2 | -50% |
| **1,220** | **1,348** | **1,801** | **-32%** | **Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )** | **2,568** | **3,882** | **-34%** |

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

### 2.3 Integrated Power

| 2nd quarter 2024 | 1st quarter 2024 | 2nd quarter 2023 | 2nd quarter 2024 vs 2nd quarter 2023 | (in millions of dollars) | 6 months 2024 | 6 months 2023 | 6 months 2024 vs 6 months 2023 |
|---|---|---|---|---|---|---|---|
| **1,647** | **(249)** | **2,284** | -28% | **Cash flow from operating activities ( a )** | **1,398** | **999** | 40% |
| 1,024 | (941) | 1,844 | -44% | (Increase) decrease in working capital ( b ) * | 83 | 129 | -36% |
| - | - | | ns | Inventory effect ( c ) | - | - | ns |
| - | - | 35 | ns | Capital gain from renewable project sales ( d ) | - | 38 | ns |
| - | - | 16 | ns | Organic loan repayments from equity affiliates ( e ) | - | 22 | ns |
| **623** | **692** | **491** | **27%** | **Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )** | **1,315** | **931** | **41%** |

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

43

Alternative Performance Measures (Non-GAAP)
TotalEnergies
*(unaudited)*

### 2.4 Refining & Chemicals

| 2nd quarter 2024 | 1st quarter 2024 | 2nd quarter 2023 | 2nd quarter 2024 vs 2nd quarter 2023 | (in millions of dollars) | 6 months 2024 | 6 months 2023 | 6 months 2024 vs 6 months 2023 |
|---|---|---|---|---|---|---|---|
| **1,541** | **(2,129)** | **1,923** | **-20%** | **Cash flow from operating activities ( a )** | **(588)** | **1,072** | **ns** |
| 788 | (3,526) | 788 | ns | (Increase) decrease in working capital ( b ) | (2,738) | (1,395) | ns |
| (393) | 108 | (192) | ns | Inventory effect ( c ) | (285) | (607) | ns |
| - | - | - | ns | Capital gain from renewable project sales ( d ) | - | - | ns |
| (29) | 2 | 2 | ns | Organic loan repayments from equity affiliates ( e ) | (27) | (12) | ns |
| **1,117** | **1,291** | **1,329** | **-16%** | **Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )** | **2,408** | **3,062** | **-21%** |

### 2.5 Marketing & Services

| 2nd quarter 2024 | 1st quarter 2024 | 2nd quarter 2023 | 2nd quarter 2024 vs 2nd quarter 2023 | (in millions of dollars) | 6 months 2024 | 6 months 2023 | 6 months 2024 vs 6 months 2023 |
|---|---|---|---|---|---|---|---|
| **1,650** | **(108)** | **665** | **x2.5** | **Cash flow from operating activities ( a )** | **1,542** | **(8)** | **ns** |
| 1,066 | (604) | (31) | ns | (Increase) decrease in working capital ( b ) | 462 | (1,073) | ns |
| (75) | 17 | (60) | ns | Inventory effect ( c ) | (58) | (147) | ns |
| - | - | - | ns | Capital gain from renewable project sales ( d ) | - | - | ns |
| - | - | - | ns | Organic loan repayments from equity affiliates ( e ) | - | - | ns |
| **659** | **479** | **756** | **-13%** | **Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )** | **1,138** | **1,212** | **-6%** |

44

Alternative Performance Measures (Non-GAAP)
**TotalEnergies**
*(unaudited)*

### 3. Reconciliation of capital employed (balance sheet) and calculation of ROACE

| (In millions of dollars) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | InterCompany | Company |
|---|---|---|---|---|---|---|---|---|
| Adjusted net operating income 2 nd quarter 2024 | 2,667 | 1,152 | 502 | 639 | 379 | (253) | - | 5,086 |
| Adjusted net operating income 1 st quarter 2024 | 2,550 | 1,222 | 611 | 962 | 255 | (90) | - | 5,510 |
| Adjusted net operating income 4 th quarter 2023 | 2,802 | 1,456 | 527 | 633 | 306 | (178) | - | 5,546 |
| Adjusted net operating income 3 rd quarter 2023 | 3,138 | 1,342 | 506 | 1,399 | 423 | 80 | - | 6,888 |
| **Adjusted net operating income ( a )** | **11,157** | **5,172** | **2,146** | **3,633** | **1,363** | **(441)** | - | **23,030** |
| | | | | | | | | |
| **Balance sheet as of June 30, 2024** | | | | | | | | |
| Property plant and equipment intangible assets net | 84,754 | 24,936 | 14,078 | 11,987 | 6,476 | 649 | - | 142,880 |
| Investments & loans in equity affiliates | 3,463 | 15,294 | 8,921 | 4,122 | 1,000 | - | - | 32,800 |
| Other non-current assets | 3,803 | 2,424 | 1,147 | 731 | 1,224 | 214 | - | 9,543 |
| *Inventories, net* | *1,486* | *1,495* | *577* | *12,822* | *3,809* | - | - | *20,189* |
| *Accounts receivable, net* | *6,432* | *5,526* | *4,766* | *20,755* | *8,940* | *1,073* | *(26,845)* | *20,647* |
| *Other current assets* | *6,497* | *7,876* | *4,797* | *2,146* | *3,141* | *7,313* | *(11,756)* | *20,014* |
| *Accounts payable* | *(6,984)* | *(6,429)* | *(5,653)* | *(33,025)* | *(10,387)* | *(775)* | *26,804* | *(36,449)* |
| *Other creditors and accrued liabilities* | *(8,785)* | *(8,614)* | *(4,989)* | *(6,082)* | *(5,762)* | *(11,007)* | *11,797* | *(33,442)* |
| Working capital | (1,354) | (146) | (502) | (3,384) | (259) | (3,396) | - | (9,041) |
| Provisions and other non-current liabilities | (24,947) | (3,800) | (1,807) | (3,467) | (1,207) | 653 | - | (34,575) |
| Assets and liabilities classified as held for sale - Capital employed | 90 | - | 24 | - | - | - | - | 114 |
| **Capital Employed (Balance sheet)** | **65,809** | **38,708** | **21,861** | **9,989** | **7,234** | **(1,880)** | - | **141,721** |
| Less inventory valuation effect | | | | (1,261) | (280) | | | (1,541) |
| **Capital Employed at replacement cost ( b )** | **65,809** | **38,708** | **21,861** | **8,728** | **6,954** | **(1,880)** | - | **140,180** |
| | | | | | | | | |
| **Balance sheet as of June 30, 2023** | | | | | | | | |
| Property plant and equipment intangible assets net | 85,184 | 24,341 | 7,587 | 11,637 | 6,518 | 624 | - | 135,891 |
| Investments & loans in equity affiliates | 2,589 | 13,441 | 9,599 | 4,237 | 559 | - | - | 30,425 |
| Other non-current assets | 2,051 | 2,978 | 433 | 702 | 1,109 | 140 | - | 7,413 |
| *Inventories, net* | *1,550* | *1,202* | *678* | *11,483* | *3,872* | - | - | *18,785* |
| *Accounts receivable, net* | *6,291* | *8,030* | *5,838* | *18,170* | *8,717* | *1,741* | *(26,624)* | *22,163* |
| *Other current assets* | *5,685* | *11,503* | *8,197* | *2,310* | *3,130* | *5,344* | *(13,058)* | *23,111* |
| *Accounts payable* | *(6,242)* | *(9,086)* | *(5,149)* | *(27,385)* | *(10,090)* | *(1,372)* | *26,471* | *(32,853)* |
| *Other creditors and accrued liabilities* | *(9,381)* | *(13,998)* | *(8,224)* | *(6,440)* | *(4,743)* | *(9,033)* | *13,211* | *(38,608)* |
| Working capital | (2,097) | (2,349) | 1,340 | (1,862) | 886 | (3,320) | - | (7,402) |
| Provisions and other non-current liabilities | (24,793) | (3,917) | (1,282) | (3,723) | (1,191) | 502 | - | (34,404) |
| Assets and liabilities classified as held for sale - Capital employed | 5,596 | 104 | 127 | 87 | 1,243 | - | - | 7,157 |
| **Capital Employed (Balance sheet)** | **68,530** | **34,598** | **17,804** | **11,078** | **9,124** | **(2,054)** | - | **139,080** |
| Less inventory valuation effect | | | | (1,380) | (328) | | | (1,708) |
| **Capital Employed at replacement cost ( c )** | **68,530** | **34,598** | **17,804** | **9,698** | **8,796** | **(2,054)** | - | **137,372** |
| | | | | | | | | |
| **ROACE as a percentage ( a / average ( b + c ))** | **16.6%** | **14.1%** | **10.8%** | **39.4%** | **17.3%** | | | **16.6%** |

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Alternative Performance Measures (Non-GAAP)
**TotalEnergies**
*(unaudited)*

## 4. Reconciliation of consolidated net income to adjusted net operating income

| (in millions of dollars) | 2nd quarter 2024 | 1st quarter 2024 | 2nd quarter 2023 | 6 months 2024 | 6 months 2023 |
|---|---|---|---|---|---|
| **Consolidated net income ( a )** | **3,847** | **5,804** | **4,152** | **9,651** | **9,783** |
| Net cost of net debt ( b ) | (365) | (285) | (245) | (650) | (538) |
| Special items affecting net operating income | (256) | 792 | (449) | 536 | (616) |
| Gain (loss) on asset sales | (110) | 1,507 | - | 1,397 | 203 |
| Restructuring charges | (11) | - | (5) | (11) | (5) |
| Impairments | - | (644) | (469) | (644) | (529) |
| Other | (135) | (71) | 25 | (206) | (285) |
| After-tax inventory effect : FIFO vs. replacement cost | (327) | 107 | (377) | (220) | (768) |
| Effect of changes in fair value | (291) | (320) | (111) | (611) | (545) |
| **Total adjustments affecting net operating income ( c )** | **(874)** | **579** | **(937)** | **(295)** | **(1,929)** |
| **Adjusted net operating income ( a - b - c )** | **5,086** | **5,510** | **5,334** | **10,596** | **12,250** |

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